Exhibit 2.1

SALE AND PURCHASE AGREEMENT

DATED 20 MAY 2026

BETWEEN

GK HOLDINGS, INC.

AND

EHJOB GP LLC

CONTENTS

Clause	Page

1.	INTERPRETATION	1
2.	SALE AND PURCHASE	16
3.	CONSIDERATION	17
4.	ADJUSTMENT TO INITIAL CONSIDERATION	18
5.	DEFERRED CONSIDERATION	19
6.	SUBSEQUENT SALE	20
7.	CONDITIONS PRECEDENT	20
8.	PRE-COMPLETION UNDERTAKINGS	24
9.	COMPLETION	29
10.	WAIVER OF CLAIMS	30
11.	SELLER’S WARRANTIES AND UNDERTAKINGS	31
12.	LIMITATIONS ON SELLER’S LIABILITY	31
13.	PURCHASER’S WARRANTIES AND UNDERTAKINGS	31
14.	ACCESS	33
15.	EMPLOYEES	34
16.	TRANSITION SERVICES AGREEMENT	35
17.	FINANCE DOCUMENTS	36
18.	SEPARATION CONTRACTS	36
19.	TRANSFERRING CONTRACTS	37
20.	INTRA-GROUP PAYABLES AND RECEIVABLES AND TRADE DEBTS	38
21.	GUARANTEES	40
22.	ANNOUNCEMENTS AND CONFIDENTIALITY	40
23.	NOTICES	43
24.	FURTHER ASSURANCES	44
25.	POST COMPLETION UNDERTAKINGS	44
26.	ASSIGNMENTS	45
27.	PAYMENTS AND SET-OFF	46
28.	GENERAL	47
29.	WHOLE AGREEMENT	48
30.	GOVERNING LAW AND JURISDICTION	49
SCHEDULE 1 COMPLETION		51
	Part 1 Seller’s Obligations	51
	Part 2 Purchaser’s Obligations	52
SCHEDULE 2 EMPLOYEES		53
SCHEDULE 3 INDEPENDENT ACCOUNTANTS		56
SCHEDULE 4 SELLER’S WARRANTIES		58
	Part 1 Fundamental Warranties	58
	Part 2 Business Warranties	60
SCHEDULE 5 LIMITATIONS ON SELLER’S LIABILITY		67
SCHEDULE 6 TAX COVENANT		71
SCHEDULE 7 PROPERTIES		76
SCHEDULE 8 COMPLETION BALANCE SHEET		77
	Part 1 Preparation of Completion Balance Sheet	77
	Part 2 Reference Completion Balance Sheet	79
	Part 3 Specific Policies to be used in Preparing the Completion Balance Sheet	80
SCHEDULE 9 INDEMNITY		81

ii

THIS AGREEMENT is made on 20 May 2026

BETWEEN:

(1)

GK HOLDINGS, INC. a corporation incorporated under the laws of Delaware with its registered office at c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States (the Seller); and

(2)

EHJob GP LLC a limited liability company formed under the laws of Delaware with its registered office at Agents and Corporations, Inc., 1201 Orange Street, Suite 600, Wilmington, DE 19801 (the Purchaser).

BACKGROUND:

(A)

The Seller owns all of the issued and outstanding limited liability company interests of Global Knowledge Training LLC, a limited liability company formed under the laws of Delaware with its registered office at 251 Little Falls Drive, Wilmington, Delaware (the Company).

(B)

The Seller has agreed to sell all of the issued and outstanding limited liability company interests of the Company (the Shares) and the Purchaser has agreed to purchase the Shares on the terms, and subject to the conditions, set out in this agreement.

IT IS AGREED as follows:

1.	Interpretation

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in this clause 1 apply throughout this agreement, unless the contrary intention appears.

1.2	In this agreement:

Accounts means the consolidated balance sheet and profit and loss statement for the period of twelve (12) months ended on the Accounts Date of the Group (including any notes thereon) in a form and prepared in a manner consistent with the accounting principles applied by the Group from time to time, a copy of which is at 15.13 of the Data Room;

Accounts Date means 31 December 2025;

Action means any action, suit, arbitration, investigation or proceeding by or before any Government Authority;

Actual Debt means the actual amount of Debt as at the Effective Time, as calculated in accordance with Schedule 8;

Actual Intra-Group Non-Trading Receivables has the meaning given in clause 20.4;

Actual Long Service Obligation means the actual amount of Long Service Obligation as at the Effective Time, as calculated in accordance with Schedule 8;

Actual Working Capital means the actual amount of Working Capital as at the Effective Time, as calculated in accordance with Schedule 8;

Affiliate means, with respect to any person, any other person which directly or indirectly controls, is controlled by, or is under common control with, such first person from time to time. For the purposes of this definition, control means the direct or indirect ownership of more than fifty per cent. (50%) of the voting rights in the relevant person or the power to direct the management and policies of that person, whether through the ownership of voting capital, by contract or otherwise;

Agreed Form means, in relation to any document, the form of that document which has been identified by or on behalf of the Seller and the Purchaser with such changes as the Seller and the Purchaser may agree before Completion (including in all cases the form identified within email correspondence for the purpose of identification by the Seller’s Lawyers and the Purchaser’s Lawyers);

Anti-Corruption Laws means any laws or regulations relating to anti-bribery or anti-corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act;

Antitrust Authority means the General Authority for Competition (GAC) of Saudi Arabia;

Antitrust Condition has the meaning given in clause 7.1(c);

Base Consideration has the meaning given in clause 3.1(a);

Books and Records has its common law meaning and includes, without limitation, all notices, correspondence, orders, inquiries, drawings, plans, books of account and other documents and all computer disks or tapes or other machine legible programmes or other records (excluding software);

Business means the business of the Company and the Subsidiaries as conducted on the date of this agreement;

Business Day means any day except Saturday, Sunday or any other day on which commercial banks in New York, New York (United States) are authorised or required by law to be closed;

Business IPR means the Intellectual Property Rights owned or used by the Company in relation, and which are material, to the Business;

Business Warranties means each of the Seller’s Warranties set out at Part 2 of Schedule 4 and Business Warranty means any of them;

Calculation Period means, at any date of determination, the most recently completed four consecutive fiscal quarters of the Group on or immediately prior to such date;

Cash means the aggregate cash and cash like items of the Group Companies as at the Effective Time, including interest accrued thereon, being:

(a)

the aggregate amount of cash in hand or at bank and cash equivalents held by the Group Companies (excluding any Restricted Cash save for any restricted cash in the form of deposits with card processors (which shall be included)); plus (without double counting)

(b)	the aggregate of any other assets classified as ‘Cash’ in Part 2 of Schedule 8,

calculated on the basis of the line items set out in Part 2 of Schedule 8 and in accordance with Schedule 8 and, where applicable, converted into USD at the relevant Exchange Rate(s);

Claim means any claim, proceeding, suit or action against the Seller arising out of or in connection with the Transaction Documents (including any Warranty Claim and Tax Claim);

Claim Payment has the meaning given in paragraph 7 of Schedule 5;

Code means the Internal Revenue Code of 1986, as amended;

Company has the meaning given in Recital (A);

Company Board means the board of directors of the Company from time to time;

Completion means completion of the sale and purchase of the Shares in accordance with this agreement;

draft Completion Balance Sheet has the meaning given in paragraph 1 of Schedule 8;

Completion Balance Sheet means the balance sheet to be prepared in accordance with, and in the form set out in, Schedule 8;

Completion Date means the date on which Completion occurs;

Conditions has the meaning given in clause 7.1;

Confidentiality Agreement has the meaning given in clause 22.7;

Contract means any contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, commitment, undertaking, promise, lease, sublease, licence or sublicence or joint venture, in each case whether written or oral but excluding any purchaser order;

Customer and Supplier Lists has the meaning given in paragraph 11 of Part 2 of Schedule 4;

Data Protection Laws means the following legislation to the extent applicable to the relevant Party from time to time: (i) the General Data Protection Regulation (Regulation (EU) 2016/679) (the GDPR), (ii) the UK General Data Protection Regulation, as defined in the Data Protection Act 2018, as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 and the Data (Use and Access) Act 2025, (iii) the Privacy and Electronic Communications Directive 2002/58/EC, (iv) the UK Privacy and Electronic Communications Regulations 2003; (v) applicable U.S. federal, state and local laws, regulations and regulatory requirements having the force of law relating to the processing of personal data, data privacy, data security, breach notification or the protection of Personal Data; and (vi) any other data protection or privacy laws, regulations or regulatory requirements having the force of law applicable to the processing of personal data, in each case as amended and/or replaced from time to time. The terms “data subject”, “personal data”, “personal data breach”, “processing” and “supervisory authority” shall have the meanings given to them in Data Protection Laws;

Data Room means the information contained in the virtual data room entitled “Project Genius” and hosted by Intralinks as at 4:00 p.m. on May 19, 2026, the contents of which are detailed in the index of data room documents, in the Agreed Form;

Debt means the aggregate indebtedness of the Group Companies as at the Effective Time (whether or not then presently payable), including interest accrued thereon, being:

(a)

the aggregate amount of external indebtedness (other than Trade Debts) owing by the Group Companies, including debt break fees or other redemption penalties (in each case only to the extent payable as a direct result of Completion); plus

(b)	the aggregate amount of indebtedness (other than Trade Debts) owing by the Group Companies to members of the Seller’s Group (Intra-Group Non-Trading Payables); plus

(c)

the aggregate of any guarantee, indemnity, letter of credit, suretyship, keepwell, comfort undertaking or other credit support arrangement given by any Group Company in respect of any liability or obligation of any person other than another Group Company that remains outstanding as at the Effective Time to the extent of the maximum amount that could become payable by such Group Company thereunder, but in all cases excluding any guarantees and indemnities in respect of any liability or obligation of any member of the Seller’s Group which is released pursuant to clause 21; plus (without double counting)

(d)	the aggregate of any other liabilities classified as ‘Debt’ in Part 2 of Schedule 8 ,

calculated on the basis of the line items set out in Part 2 of Schedule 8 and in accordance with Schedule 8 and, where applicable, converted into USD at the relevant Exchange Rate(s), but in all cases excluding any indebtedness taken into account in calculating Working Capital.

Deduction Amount has the meaning given in clause 5.2;

Deferred Consideration has the meaning given in clause 5.1;

Deferred Consideration Date has the meaning given in clause 5.1;

Disclosed means fairly disclosed in or by virtue of the Disclosure Letter and/or the Data Room;

Disclosure Letter means the disclosure letter dated on or about the date of this agreement from the Seller to the Purchaser;

EBITDA means, in respect of each Calculation Period, with respect to the Group on a consolidated basis, (a) the consolidated net income of the Group calculated in accordance with US GAAP for such period plus, (b) without duplication and to the extent deducted in calculating (a), the sum of (i) the total interest expense, premium payments, debt discount, fees, charges, and related expenses with respect to all outstanding debt of the Group for such period whether or not paid in cash during such period, (ii) the sum of federal, state, local and foreign income taxes accrued or paid in cash during such period, (iii) the amount of depreciation and amortization expense, (iv) any extraordinary items reducing (a) for such period, and (v) any non-cash items reducing (a) for such period, minus (vi) any extraordinary items increasing (a) for such period, and (vii) any non-cash items increasing (a) for such period;

Effective Time means 11.59 pm on the Business Day immediately prior to Completion;

Electronic Communication means an electronic communication as defined in the UK Electronic Communications Act 2000;

Emergency Situation means a situation which: (i) is an emergency or disaster (including any pandemic or epidemic); and (ii) has or could reasonably be expected to have a material adverse effect on any Group Company;

Employee means: (i) any person employed by a Group Company, other than the Excluded Employees; and (ii) the Transferring Business Employees, in each case as at the date of this agreement;

Employee Plans means all employee benefit plans (within the meaning of Section 3(3) of ERISA, whether or not ERISA applies to them) and each other retirement, pension, profit-sharing, welfare benefit, bonus, stock option, stock purchase, restricted stock, equity-based, incentive, fringe benefit, deferred compensation, retention, severance, or redundancy or change-in-control programmes, arrangements or agreements, in each case which any Group Company or Seller Group Company sponsors, maintains or contributes to for the benefit of Employees and/or directors of any Group Company, other than statutorily required plans or arrangements;

Employee Representative has the meaning given in paragraph 1.1 of Schedule 2;

Employer of Record means any third-party employer of record or professional employer organisation (or similar) engaged by a Group Company or a Seller Group Company or a member of the Purchaser’s Group to employ some or all of the Transferring Business Employees and/or Excluded Employees, as applicable, with effect from the Relevant Transfer Date;

Employment Costs means all salaries, wages, commissions, fees, bonuses, profit share or other incentive payments or awards, benefits, reimbursement of properly incurred expenses in accordance with the policies of the relevant employing entity, holiday pay (including payment for accrued but untaken holiday), pay for other types of leave, employer and employee national insurance and social security contributions, severance, and/or termination costs (to the extent incurred in accordance with paragraph 2.4 of Schedule 2) termination, apprenticeship levy, employer pension contributions and premiums made to or on behalf of a Delayed Employee, payment of insurance premiums and all other employment costs (including the employer share of any Taxes on the foregoing) due, payable or accrued from Completion to the Relevant Transfer Date (in respect of the Delayed Employees) to or in respect of the Delayed Employees;

Encumbrance means any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, right of pre-emption (or other security holder right which may operate to restrict transfer), assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including any retention arrangement), or any agreement to create any of the foregoing (excluding, for the avoidance of doubt, any encumbrance in respect of in-bound licensed Intellectual Property Rights to any Group Company for the Business);

ERISA means the Employee Retirement Income Security Act of 1974, as amended;

Estimated Cash means the projected amount of Cash as at the Effective Time, as estimated in good faith by the Seller and calculated on the basis of the line items in Part 2 of Schedule 8 less any restricted cash in the form of deposits with card processors;

Estimated Debt means the projected amount of Debt as at the Effective Time, as estimated in good faith by the Seller and calculated on the basis of the line items in Part 2 of Schedule 8;

Estimated Intra-Group Non-Trading Receivables has the meaning given in clause 20.3;

Estimated Working Capital means the projected amount of Working Capital as at the Effective Time, as estimated in good faith by the Seller and calculated on the basis of the line items in Part 2 of Schedule 8;

Exchange Rate means the spot rate of exchange for the relevant currency as at close of trade on the Relevant Date quoted by Bloomberg. If Bloomberg does not quote such a rate of exchange for the relevant currency, the spot rate of exchange as at close of trade on the Relevant Date will be that quoted by Reuters;

Excess Recovery has the meaning given in paragraph 7 of Schedule 5;

Excluded Employees means those employees or independent contractors of the Group Companies who are wholly or mainly assigned to the business of the Seller’s Group (rather than to the Business) which, at the date of this agreement, consists of those persons whose details are set out at document 15.6.4.1 of the Data Room (which the Seller may update in writing prior to Completion);

Final Consideration has the meaning given in clause 3.1;

Financial Report means the financial report relating to the Group which shall take the form disclosed at document 15.12 in the Data Room;

Fundamental Warranties means each of the Seller’s Warranties set out at Part 1 of Schedule 4 and Fundamental Warranty means any of them;

Government Authority means any federal or local governmental, government department, or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority, agency, bureau, board, commission, court, association, institution, department or tribunal;

Group means, together, the Company and the Subsidiaries;

Group Companies means the Company and the Subsidiaries and Group Company means any of them;

holding company has the meaning given in section 1159 of the UK Companies Act 2006;

I&C Obligations has the meaning given in paragraph 1.1 of Schedule 2;

Independent Accountants means such firm of chartered accountants as may be appointed under Schedule 3;

Initial Consideration has the meaning given in clause 3.2;

Intellectual Property Rights means: (a) copyright (including rights in software), patents, database rights and rights in trade marks, service marks, rights in trade names, rights in inventions, design rights, know-how (including trade secrets), database rights, image rights, rights in domain names and URLs and social media presence accounts and confidential information (whether registered or unregistered); (b) applications for registration, rights to apply for registration, and any rights to apply for and be granted, registrations, renewals, extensions, continuations or restorations of, and rights to claim priority from such registrations, of any of the foregoing rights; and (c) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world;

Intra-Group Non-Trading Receivables means the aggregate amount of indebtedness (other than Trade Debts) owing by members of the Seller’s Group to the Group Companies including any interest accrued thereon as at the Effective Time;

Law means any applicable treaty, law, regulation or ordinance or any applicable principle of common law, civil law, or equity or any direction, instruction, codes, guidelines, pronouncement, requirement or decision of an applicable Relevant Authority which is binding;

Leased Properties means the Properties set out in Schedule 7 and Leased Property means any of them;

Long Service Obligation means:

(a)         the aggregate amount of any long-term pension expense and long service obligation; plus (without double counting)

(b)         the aggregate of any other liabilities classified as ‘Long Service Obligation’ in Part 2 of Schedule 8,

calculated on the basis of the line items set out in Part 2 of Schedule 8 and in accordance with Schedule 8 and, where applicable, converted into USD at the relevant Exchange Rate(s);

Long Stop Date means May 31, 2026; provided, however, that if Completion does not occur by such date as a result of the failure to satisfy the Antitrust Condition, the Long Stop Date shall be extended for an additional one hundred eighty (180) Business Days, or such later date as the parties may agree to in writing;

Losses means, in respect of any fact, matter or circumstance, all losses costs, damages, charges, claims, demand, fines, penalties, expenses, legal and other professional fees and disbursements and any other liabilities of any nature and Loss will be construed accordingly;

managed means a bona fide relationship of management where the relevant managing person or entity is bona fide primarily responsible for the investment decisions made for the fund, trust or company or with respect to the managed party’s holding of investor instruments, regardless of whether the relationship is characterised by the managing person or entity and the managed party as a relationship of investment manager, investment adviser, trustee or agent and Fund Manager and managing shall be construed accordingly;

Material Adverse Change means any change, event, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Group, taken as a whole, in each case, which directly results in a reduction of revenue of the Group as a whole equal to 18% for the three month period ending on the month-end immediately prior to Completion compared to the immediately previous three month period, provided that none of the following, and no change, event, circumstance, occurrence, effect or state of facts resulting from, arising out of or relating to the following, shall constitute, or be taken into account in determining whether there has been, a Material Adverse Change: (a) any change in general economic, political, financial market, credit market or capital market conditions in any country or region in which the Group operates; (b) any change in conditions generally affecting the industries or markets in which the Group operates; (c) any change in Law, regulation, order, accounting standards or the interpretation or enforcement thereof; (d) any outbreak or escalation of hostilities, war, sabotage, terrorism, cyberattack, epidemic, pandemic or other public health event, or any worsening thereof; (e) any act of God, natural disaster or other force majeure event; (f) any action taken by any Group Company at the written request of, or with the prior written consent of, the Purchaser; except, in the case of paragraphs (a), (b), (c), (d) and (e), to the extent such change, event, circumstance, occurrence, effect or state of facts has a materially disproportionate adverse effect on the Group, taken as a whole, as compared with other participants in the industries in which the Group operates;

Material Contract has the meaning given in paragraph 5.1 of Part 2 of Schedule 4;

Material Permits has the meaning given in paragraph 13.1 of Part 2 of Schedule 4;

Net Sale Proceeds means the gross consideration payable in connection with a Qualifying Transaction, less: (a) any Unreturned Capital; (b) customary and reasonable transaction costs of the Purchaser in connection with the Qualifying Transaction; and (iii) Transfer Taxes payable by the Purchaser or any Group Company as a result of the Qualifying Transaction;

OECD means the Organisation for Economic Co-operation and Development;

Outstanding Initial Consideration has the meaning given in clause 3.3(b);

Owned Business IPR means all Business IPR that is owned by the Group, including all Registered IPR;

Partial Qualifying Transaction means any sale, merger, recapitalization or similar disposition outside the ordinary course of business of a material amount of shares (or material equity instrument) of the Company or any assets of the Group (including shares (or equity instrument) in any Group Company) that constitute a material part of the Group’s business, taken as whole, whether occurring in one transaction or a series of connected transactions which is not a Qualifying Transaction;

Permits means all permits, licences, authorisations, registrations, concessions, grants, franchises, certificates, waivers and filings issued or required by any Government Authority under applicable Law, in each case, necessary for the operation of the Business;

Personal Data means any information in any media that identifies or can be used to identify an individual person;

Personal Data Breach has the meaning given to it under the GDPR;

Pre-Closing Statement has the meaning given in clause 3.5;

Properties means the properties set out in Schedule 7 and Property means any of them;

Purchaser’s Group means the Purchaser and all its subsidiaries, all its holding companies and all the other subsidiaries of each of its holding companies (other than, prior to Completion, the Group Companies), but excluding portfolio companies in which funds advised or managed by its holding companies or subsidiaries of its holding companies hold an investment and, after Completion, the Purchaser’s Group shall include the Group Companies;

Purchaser’s Lawyers means Fox Swibel Levin & Carroll, LLP;

Qualifying Transaction means any sale, merger, recapitalization or similar disposition of all or substantially all of the shares of the Company or the assets of the Group (whether occurring in one transaction or a series of connected transactions);

Real Property Leases has the meaning given in paragraph 8.2 of Part 2 of Schedule 4;

Registered IPR means all Business IPR that is owned by the Group that is the subject of a registration or an application for registration for which the relevant Group Company is the registered proprietor on record (or applicant, as applicable);

Relevant Authority means any supervisory body, regulatory authority, relevant securities commissions, stock exchange authorities, foreign exchange authorities, foreign investment authorities, competition and antitrust authorities or similar entities or authorities, any government, government department or governmental, quasi-governmental, supranational, statutory, or investigative body, authority, agency, bureau, board, commission, association, institution, department, court of judicial authority, arbitrator or tribunal, in any applicable jurisdiction, including a Tax Authority;

Relevant Date means the Business Day immediately prior to Completion or, where an Exchange Rate is applied for the purpose of ascertaining the Estimated Debt, Estimated Working Capital or Estimated Intra-Group Non-Trading Receivables, the Business Day prior to the date on which the Pre-Closing Statement is sent to the Purchaser;

Relevant Transfer Date means (i) with respect to the Transferring Business Employees, the date on which their employment is transferred to a Group Company, a member of the Purchaser’s Group or an Employer of Record and (ii) with respect to the Excluded Employees, the date on which their employment or engagement is transferred to a Seller Group Company or an Employer of Record but in no event, with respect to this clause (ii) beyond three (3) months after Completion;

Relief means any loss, allowance, credit, relief, deduction, exemption or set off in respect of, or taken into account, or capable of being taken into account, in the calculation of a liability to, Tax or any right to a repayment of Tax;

Replacement Contract has the meaning given in clause 18.1;

Restricted Cash means cash held as security deposits, letters of credit or other collateral, cash subject to legal or contractual restrictions on use, or other amounts as agreed by the parties in writing prior to Completion;

Sanctions means the economic or financial sanctions laws or regulations administered and enforced from time to time by any Government Authority;

Securities Laws means the securities laws of state, federal or foreign entity and the rules and regulations promulgated thereunder;

Security Agreement means the security agreement in an Agreed Form based on the terms set out in the Security Term Sheet;

Security Release Letter means a letter addressed to the Purchaser and signed by a duly authorised officer of the Seller confirming that prior to or simultaneous with Completion neither the Shares nor the assets of the Group will be subject to any Encumbrance arising pursuant to either: (i) the Credit Agreement dated July 16, 2021, by and among Skillsoft Finance II, Inc., Skillsoft Finance I, Inc., as borrower, the lenders party thereto and Citibank, N.A., as agent, as amended; or (ii) the Amended and Restated Credit Agreement dated November 26, 2024 by and among Skillsoft Receivables Finance LLC, the lenders party thereto and First-Citizens Bank & Trust Company, as agent;

Security Term Sheet means the term sheet setting out the key terms of the Security Agreement in the Agreed Form as of the date of this agreement;

Seller Director means John Frederick, Lindsay Germano, Ryan Murray, Michael Sheetz and Keith Swiniarski;

Seller Note means the secured Seller note in an Agreed Form based on the terms set out in the Seller Note Term Sheet;

Seller Note Term Sheet means the term sheet setting out the key terms of the Seller Note in the Agreed Form as of the date of this agreement;

Seller Released Parties has the meaning given in clause 10.1;

Seller’s Group means the Seller and all its subsidiaries, all its holding companies and all the other subsidiaries of each of its holding companies (other than the Group Companies), each a Seller Group Company;

Seller’s Lawyers means Skadden, Arps, Slate, Meagher and Flom (UK) LLP;

Seller’s Warranties means the statements set out in Schedule 4, and Seller’s Warranty means any of them;

Senior Employee means any Employee who directly reports to the General Manager of the Global Knowledge business of the Group;

Separation Contract means the contracts which are used by both the Business and the Seller’s Group (other than the Group), and which are not Transferring Contracts, and which are identified in the Transition Services Agreement;

Shares has the meaning given in Recital (B);

Solvent means, when used with respect to any person, that, as of any date of determination: (a) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such person as such debts become absolute and mature; (b) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; and (c) such person will be able to pay its liabilities as they mature;

Subsequent Sale Proceeds has the meaning given in clause 6.3;

Subsidiaries means all of the subsidiaries of the Company (other than Develop.com Holdings LLC and each of its subsidiaries), and Subsidiary means any of them;

subsidiary means, with respect to any person, any corporation, limited liability company, partnership, joint venture or other entity of which such person, directly or indirectly, owns securities or other ownership interests having the ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or otherwise has the power to direct the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise;

Target Working Capital means $0;

Tax or Taxation means any tax and any duty, levy, impost, contribution or charge in the nature of tax, together with any interest or penalty relating to them;

Tax Authority means any taxing or other authority (in any jurisdiction) competent to impose, administer or collect any Tax;

Tax Claim means a Tax Warranty Claim or Tax Covenant Claim;

Tax Covenant means the covenant from the Seller contained in Schedule 6;

Tax Covenant Claim means a Claim under the Tax Covenant;

Tax Warranty Claim means any Claim made by the Purchaser (or its successor in title) which is based upon a Tax Warranty which is, or is alleged to be, untrue, inaccurate or misleading;

Tax Returns means all returns (including any computations thereto) or reports supplied or required to be supplied to a Tax Authority relating to Taxation, including any schedule or attachment thereto;

Tax Warranties means the Seller’s Warranties set out at paragraph 7 of Part 2 of Schedule 4 and Tax Warranty means any of them;

Third-Party Consent Costs has the meaning given in clause 16.2(b);

Third-Party Sum has the meaning given in paragraph 7 of Schedule 5;

Top Customers has the meaning given in paragraph 11 of Part 2 of Schedule 4;

Top Suppliers has the meaning given in paragraph 11 of Part 2 of Schedule 4;

Trade Debts means amounts owing by way of trade credit in the ordinary course of trading as a result of goods or services supplied, including any recharges from the Seller’s Group to any Group Companies including (but not limited to) employee costs, IT support and recharged third party costs;

Transaction means the transactions contemplated in the Transaction Documents, including the proposed acquisition of the Shares by the Purchaser;

Transaction Documents means this agreement, the Disclosure Letter, the Transition Services Agreement, the Seller Note, the Security Agreement and any other document entered into or to be entered into pursuant to this agreement;

Transfer Taxes has the meaning given in clause 27.5;

Transferring Business Employees means those persons employed by a Seller Group Company who are wholly or mainly assigned to the Business immediately before Completion, which, at the date of this agreement, consists of those persons whose details are set out in the document with reference 15.6.4.2 of the Data Room (which the Seller may update in writing prior to Completion, with Purchaser’s written consent);

Transferring Contract means those Contracts entered into by a Seller Group Company which are exclusively or primarily used in, or are related to, the Business, as determined by the Seller acting reasonably, as at the date of this agreement, but excluding any such Contract which the Purchaser and Seller mutually agree in writing shall not be a Transferring Contract;

Transition Services Agreement means the transition services agreement between Skillsoft Finance II, Inc. and the Company in the Agreed Form to be entered into on Completion;

Unreturned Capital means an amount calculated as follows:

(a)	the Final Consideration; plus

(b)	an amount equal to the aggregate of any capital contributions by the Purchaser or any of its Affiliates into any Group Company prior to the Qualifying Transaction; less

(c)	an amount equal to the aggregate of any dividend, distribution, return of capital or similar transaction received by the Purchaser or any of its Affiliates from any Group Company;

US Business Employee means each Employee whose principal place of work is in the United States;

US GAAP means generally accepted accounting principles and practices in the United States;

VAT means (a) in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation and regulations supplemental thereto, (b) in the United Kingdom, the value added tax imposed pursuant to the Value Added Tax Act 1994 and legislation and regulations supplemental thereto, and (c) in relation to any other jurisdiction, the equivalent Tax (if any) or any Tax of a similar nature in that jurisdiction, whenever imposed, including any consumption, turnover, goods and services and sales Tax.

WARN Act has the meaning given in paragraph 6.12 of Part 2 of Schedule 4;

Warranty Claim means any Claim by the Purchaser (or its successor in title) which is based upon a Seller’s Warranty which is, or is alleged to be, untrue, inaccurate or misleading; and

Working Capital means the net aggregate working capital of the Group Companies as at the Effective Time calculated as the net aggregate of the line items classified as ‘Working Capital’ in Part 2 of Schedule 8 and in accordance with Schedule 8 and which shall:

(a)	include as assets: (i) Cash; (ii) current accounts receivable (net of allowances); and (iii) prepaid expenses and other current assets (excluding deferred IT costs);

(b)	include as liabilities: (i) trade accounts payable; (ii) accrued compensation and benefits; (iii) accrued expenses and other current liabilities; and (iv) deferred revenue; and

(c)

exclude: (i) any item or amount to the extent that it is taken into account in calculating Debt; (ii) any Intra-Group Non-Trading Receivables (save as expressly set out in Part 2 of Schedule 8); (iii) any Intra-Group Non-Trading Payables (save as expressly set out in Part 2 of Schedule 8); and (iv) any Long Service Obligation,

and in each case, where applicable, converted into USD at the relevant Exchange Rate(s);

1.3	In this agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

(a)	that enactment as amended, extended or applied by or under any other enactment (before, on or after the date of this agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)

any subordinate legislation (including regulations) made (before, on or after the date of this agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in subparagraph (a), or under any enactment which it re-enacts as described in this subparagraph (c), except to the extent that (i) the contrary intention appears; or (ii) any legislation or subordinate legislation made or enacted after the date of this agreement would create or increase the liability of the Seller under this agreement.

1.4	In this agreement:

(a)

words denoting a person or persons include any individual, firm, company, bodies corporate, unincorporated associations, government (including any government department, local authority, enforcement body or regulator), state or agency;

(b)	references to an individual include that individual’s estate and personal representatives;

(c)	subject to clause 26, references to a party to this agreement include the successors or assigns (immediate or otherwise) of that party;

(d)

a person shall be deemed connected with another if that person which directly or indirectly controls, is controlled by, or is under common control with, such other person from time to time, and for this purpose control means the direct or indirect ownership of more than fifty per cent. (50%) of the voting rights in that person or the power to direct the management and policies of that person, whether through the ownership of voting capital, by contract or otherwise, except that the Seller shall not be connected with the Purchaser by virtue of the transactions contemplated by this agreement;

(e)	the words including and include shall mean including without limitation and include without limitation, respectively;

(f)	the phrases to the extent and to the extent that are used to indicate an element of degree and are not synonymous with the word if;

(g)	any reference importing a gender includes any other gender;

(h)	any reference to a time of day is to the time in New York, New York (United States);

(i)	any reference to $ or USD is to US dollars;

(j)

any reference to costs, expenses or fees incurred by a person shall not include any amount in respect of VAT comprised in such costs, expenses or fees which either that person or, if relevant, any other member of the group to which that person belongs for VAT purposes, is entitled to recover (whether by credit, repayment or otherwise);

(k)	any reference to writing includes typing, printing, lithography, photography, email and facsimile but excludes any other form of Electronic Communication;

(l)	any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of this agreement or that document;

(m)	any reference to a company includes any company, corporation or other body corporate wheresoever incorporated;

(n)	any reference to a company or firm includes any company or firm in succession to all, or substantially all, of the business of that company or firm;

(o)

where any provision of the Seller’s Warranties in Schedule 4 is qualified by reference to a material adverse effect, such refence shall be construed as a reference to a material adverse effect on the financial position and/or the financial performance of the Group taken as a whole.

1.5

If there is any conflict or inconsistency between a term in the body of this agreement and a term in any of the schedules or any other document referred to or otherwise incorporated into this agreement, the term in the body of this agreement shall take precedence.

1.6

The eiusdem generis rule does not apply to this agreement. Accordingly, specific words indicating a type, class or category of thing shall not restrict the meaning of general words following such specific words, such as general words introduced by the word other or a similar expression. Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words.

1.7

Any statement in this agreement (including Schedule 4) and the Disclosure Letter which is qualified by the words so far as the Seller is aware or to the best of the Seller’s knowledge or any similar expression, such statement shall be deemed to refer to the actual knowledge of the Seller after enquiry of Ryan Murray, Darren Bance and Matthew Cook.

1.8

In this agreement, unless the contrary intention appears, a reference to a clause, subclause, paragraph or schedule is a reference to a clause, subclause, paragraph or schedule of or to this agreement. The schedules, and the recitals in the Background section, form part of this agreement.

1.9	The headings in this agreement do not affect its interpretation.

2.	Sale and Purchase

2.1

Subject to satisfaction of the Conditions (or, if applicable, their waiver), the Seller shall sell and the Purchaser shall purchase full legal and beneficial title to the Shares on the terms set out in this agreement.

2.2

The Shares shall be sold free from all Encumbrances and together with all rights attaching to them including the right to receive all distributions and dividends declared, paid, made or accruing from the Completion Date, on the terms set out in this agreement.

2.3	The Seller waives all rights of pre-emption which it may have (whether under the Company’s constitutional documents or otherwise) in respect of the transfer to the Purchaser of the Shares.

2.4	The consideration for the sale of the Shares shall be determined in accordance with clauses 3, 4 and 5.

3.	Consideration

3.1

The overall consideration (the Final Consideration) for the sale of the Shares shall be the payment by the Purchaser to the Seller in accordance with the terms of this agreement which shall be calculated as follows:

(a)	$10,000,000 (the Base Consideration); less

(b)	the Actual Debt; plus

(c)	the Deferred Consideration; and

(d)

either less the difference between the Actual Working Capital and the Target Working Capital where the amount of the Actual Working Capital is the lower of the two amounts (provided that the difference will always be a positive number and shall not exceed an amount equal to the sum of the amounts set out in clauses 3.1(a), (b) and (c)), or plus the difference between the Actual Working Capital and the Target Working Capital where the amount of the Actual Working Capital is the higher of the two amounts.

3.2	The Purchaser shall pay the initial consideration for the Shares (the Initial Consideration) to the Seller at Completion in accordance with clause 27, which shall be calculated as follows:

(a)	the Base Consideration; less

(b)	the Estimated Debt; and

(c)

either less the difference between the Estimated Working Capital and Target Working Capital where the amount of the Estimated Working Capital is the lower of the two amounts (provided that the difference will always be a positive number and shall not exceed an amount equal to the sum of the amounts set out in clauses 3.2(a) and (b)), or plus the difference between the Estimated Working Capital and Target Working Capital where the Estimated Working Capital is the higher of the two amounts.

3.3	The Initial Consideration shall be paid by the Purchaser to the Seller as described in the following sentence. Such payment shall be funded:

(a)

to the extent possible, in accordance with applicable Law, by a distribution of or a redemption of shares in an amount equal to the Initial Consideration by the Company or its Subsidiaries to the Seller simultaneously with Completion, which distribution shall not be reflected in the Completion Balance Sheet and any such amount shall comprise Cash; and

(b)

to the extent any part of or all of the Initial Consideration is not funded on Completion pursuant to clause 3.3(a) (the Outstanding Initial Consideration), the Purchaser shall procure that the Outstanding Initial Consideration shall be paid on Completion in accordance with clause 27 from the Third Party Funding; provided, however, to the extent the Purchaser has not been able to obtain the Third Party Funding the Outstanding Initial Consideration shall be paid out of proceeds from the financing provided under the Seller Note.

3.4

The parties hereto intend that for U.S. federal (and other applicable state and local) income Tax purposes, the payment described in clause 3.3, solely to the extent sourced from a Group Company that is classified as a corporation for U.S. federal income tax purposes, shall be treated as a redemption under Section 302(b)(2) of the Code, pursuant to Rev. Rul. 75-447, 1975-2 C.B. 13, and Zenz v. Quinlivan, 213 F.2d 914 (6th Cir. 1954), and each party and their respective Affiliates shall report consistently with such treatment on any Tax Return, in any audit or proceeding before any Tax Authority or in any report made for Tax purposes, except in each case to the extent required by a “determination” within the meaning of Section 1313(a) of the Code.

3.5

The Seller shall in good faith prepare and deliver to the Purchaser not less than five (5) Business Days before Completion a statement (the Pre-Closing Statement) setting out: (i) the Estimated Debt (using the line items set out in Part 2 of Schedule 8); (ii) the Estimated Working Capital (using the line items set out in Part 2 of Schedule 8); (iii) the Initial Consideration; (iv) the Estimated Cash and (v) the Estimated Intra-Group Non-Trading Receivables.

3.6

In the event that Completion is deferred in accordance with the terms of this Agreement and a Pre-Closing Statement has been delivered to the Purchaser prior to such deferral occurring, the Seller shall be entitled to deliver a revised Pre-Closing Statement to the Purchaser in accordance with clause 3.5 and the Pre-Closing Statement previously submitted shall cease to apply or be relevant for all purposes.

4.	Adjustment to Initial Consideration

4.1	The Final Consideration shall be determined when the Completion Balance Sheet is finalised in accordance with Schedule 8 and, if:

(a)

the Final Consideration (excluding any Deferred Consideration and any adjustment pursuant to clauses 6.3 and 20.9) exceeds the Initial Consideration (excluding any adjustment pursuant to clause 5.4), the Purchaser shall pay an amount equal to the difference to the Seller; and

(b)

the Final Consideration (excluding any Deferred Consideration and any adjustment pursuant to clauses 6.3 and 20.9) is less than the Initial Consideration (excluding any adjustment pursuant to clause 5.4), the Seller shall pay to the Purchaser an amount equal to the difference in cash within twenty (20) Business Days following the day on which the Completion Balance Sheet is finalised as contemplated by Schedule 8; provided that the Purchaser shall have the right (but not the obligation) to set such amount off against any Deferred Consideration then remaining payable in accordance with clause 5.2.

4.2

Any such payment pursuant to clause 4.1(a) shall be made in accordance with clause 27 within twenty (20) Business Days following the day on which the Completion Balance Sheet is finalised as contemplated by Schedule 8.

4.3

Any deduction to the amount payable by the Purchaser to the Seller pursuant to clause 4.1(b) or payment made by the Seller to the Purchaser under this agreement (whether as damages for breach, under a covenant to pay or otherwise) shall, to the extent lawful, be treated as a reduction to the consideration paid for the Shares under this agreement.

5.	Deferred Consideration

5.1

Following Completion, subject to clauses 5.2, 5.3 and 27.4 and in accordance with clause 27, the Purchaser shall pay to the Seller consideration of $10,000,000 (the Deferred Consideration) which will be paid in 5 equal quarterly instalments of $2,000,000 commencing nine (9) months after Completion (each, a Deferred Consideration Date), on the first Business Day of such quarter.

5.2

Any amount to be deducted from the Deferred Consideration payable by the Purchaser to the Seller pursuant to clause 4.1(b), 5.3 or clause 27.4 (the Deduction Amount) shall be applied to the extent possible against the amount payable on the first Deferred Consideration Date, and where the Deduction Amount exceeds the amount payable on such Deferred Consideration Date, any remaining Deduction Amount shall thereafter be applied to the extent possible against the amount payable on the next Deferred Consideration Date (and, where applicable, to amounts payable on each subsequent Deferred Consideration Date) provided always that the aggregate of the amounts deducted on each Deferred Consideration Date shall not exceed the Deduction Amount.

5.3

The Purchaser shall, in accordance with clause 5.2, deduct from the Deferred Consideration, as set forth in clause 5.1 above, an amount equal to the Actual Long Service Obligation once determined in accordance with Schedule 8.

5.4

Any payment of Deferred Consideration shall be treated as an adjustment to the Initial Consideration for all tax and accounting purposes to the extent permitted by Law. The parties agree that for all U.S. federal and applicable state and local Tax purposes, (i) any Deferred Consideration shall be treated as additional consideration for the transactions contemplated by this agreement, and (ii) the parties shall treat a portion of any Deferred Consideration as interest for such Tax purposes to the extent required under Section 483 of the Code, and each party and their respective Affiliates shall report consistently with such allocations on any Tax Return, in any audit or proceeding before any Tax Authority or in any report made for Tax purposes, except in each case to the extent required by a “determination” within the meaning of Section 1313(a) of the Code.

6.	Subsequent Sale

6.1

In the event a Qualifying Transaction occurs on or before the third anniversary of Completion, on the fifth Business Day immediately following the completion of such Qualifying Transaction the Purchaser shall pay to the Seller an amount equal to 30 per cent. of the Net Sale Proceeds in accordance with clause 27 (the Subsequent Sale Proceeds).

6.2

In the event: (i) a Partial Qualifying Transaction occurs on or before the third anniversary of Completion; and (ii) the Company makes one or more distributions to its shareholder(s), or such shareholder(s) otherwise receive proceeds, in connection with or otherwise (wholly or partly) in consequence of such Partial Qualifying Transaction, on the fifth Business Day immediately following the payment of any such distribution or proceeds (the Shareholder Amount), the Purchaser shall pay to the Seller an amount equal to 30 per cent. of the Shareholder Amount in accordance with clause 27 (the Partial Subsequent Sale Proceeds).

6.3

Any payment of Subsequent Sale Proceeds or Partial Subsequent Sale Proceeds shall be treated as an adjustment to the Final Consideration for all tax and accounting purposes to the extent permitted by Law. The parties agree that for all U.S. federal and applicable state and local Tax purposes, (i) any Subsequent Sale Proceeds and Partial Subsequent Sale Proceeds shall be treated as additional consideration that is deferred contingent consideration for the transactions contemplated by this agreement, and (ii) the parties shall treat a portion of any Subsequent Sale Proceeds or Partial Subsequent Sale Proceeds (as applicable) as interest for such Tax purposes to the extent required under Section 483 of the Code, and each party and their respective Affiliates shall report consistently with such allocations on any Tax Return, in any audit or proceeding before any Tax Authority or in any report made for Tax purposes, except in each case to the extent required by a “determination” within the meaning of Section 1313(a) of the Code.

6.4	Seller shall only be entitled to a payment under clause 6.1 for only one Qualifying Transaction or in respect of a series of connected Qualifying Transactions.

6.5	Notwithstanding the provisions of clause 26, the Seller may assign as collateral its rights in this clause 6 to any senior secured lender of any Seller Group Company.

7.	Conditions Precedent

7.1	Unless waived in accordance with clause 7.4, the sale and purchase of the Shares is conditional upon:

(a)	save as Disclosed, each of the Fundamental Warranties is immediately prior to Completion true and accurate;

(b)	there has not occurred a Material Adverse Change;

(c)

either (i) the Antitrust Authority issuing a decision clearing the Transaction and allowing it to be closed pursuant to art. 7 Saudi Competition Law (issued by Royal Decree No. M/75 of 29/06/1440H (March 6, 2019)) (KSACompL); or (ii) the statutory review period or any extension thereof (pursuant to art. 15 Implementing Regulations to the KSACompL issued by Resolution No. (337) dated 25/1/1441H of the Board of Directors of the GAC) having expired without the Antitrust Authority issuing a decision on the Transaction (the Antitrust Condition);

(d)	Estimated Cash is equal to at least $8,000,000; and

(e)	the delivery by the Seller to the Purchaser of the Security Release Letter,

(together, the Conditions).

7.2

The Purchaser shall use best endeavours to achieve satisfaction of the Antitrust Condition as soon as possible after the date of this agreement and in any event by the Long Stop Date. Without limiting the generality of the foregoing, the Purchaser shall:

(a)

not take any positive action (including entering into any agreement or arrangement) nor omit to do anything which it might reasonably be expected to do, and shall procure that no member of the Purchaser’s Group takes any such positive action or omits to do any such thing, which is reasonably likely to affect, delay, impede or in any respect prejudice the fulfilment of the Antitrust Condition; and

(b)	offer or accept and shall procure that any member of the Purchaser’s Group shall offer or accept, any conditions, undertakings or requirements, including:

(i)	agreeing to manage, conduct or operate any Group Company, any branch of any Group Company and/or all or part of the business of any Group Company in any manner;

(ii)

selling, disposing of or holding separate and agreeing to sell or dispose of, assets or categories of assets of business of any Group Company or any branch of any Group Company or any member of the Purchaser’s Group;

(iii)	terminating or creating relationships, contractual rights or obligations of any Group Company or any branch of any Group Company or any member of the Purchaser’s Group;

(iv)	giving effect to any change or restructuring of any Group Company or any branch of any Group Company or the Purchaser’s Group;

(v)

taking or committing to take any action or mitigation measures that would limit the ability of any member of the Purchaser’s Group to retain or hold any business, assets, equity interests, product lines or properties of any Group Company or any branch of any Group Company or any member of the Purchaser’s Group; and

(vi)

entering into any agreements or making any filings with the Antitrust Authority in connection with the foregoing (but which shall not, without the prior written approval of the Seller, include any amendment, variation or modification of the terms of this agreement or any other Transaction Document), that are requested or required in writing by the Antitrust Authority in connection with the Purchaser’s acquisition of the Shares or which is otherwise necessary in order to procure the satisfaction of the Antitrust Condition as soon as possible and in any event prior to the Long Stop Date.

7.3	Without limitation to clause 7.2, the Purchaser shall in relation to the Antitrust Condition:

(a)

provide copies to the Seller of the relevant completed applications (including any ancillary documents) to be submitted by the Purchaser (other than financial information of the Purchaser’s Group) as soon as reasonably practicable and, in any event, within two (2) Business Days of the date of this agreement and then finalise and file the relevant completed applications with the Antitrust Authority as soon as reasonably practicable and, in any event, within one (1) Business Days of receiving comments from the Seller pursuant to clause 7.3(f) below;

(b)

provide copies of all relevant information and documents (including any completed applications) to the Seller upon the Seller’s request as soon as reasonably practicable and, in any event, within one (1) Business Day of such request (other than financial information of the Purchaser’s Group);

(c)

use best endeavours to procure that the Antitrust Condition is satisfied as soon as possible and where appropriate, assume the primary responsibility for contacting and corresponding with the Antitrust Authority and any other Relevant Authority for the purposes of satisfying the Antitrust Condition;

(d)	use best endeavours to deal as soon as practicable with all enquiries and correspondence received from the Antitrust Authority (subject to the other provisions of this clause 7);

(e)

pay all fees and other expenses required by the Antitrust Authority, save that the Seller may (in its sole discretion) elect to pay, or cause any Group Company to pay, such fees and other expenses on behalf of the Purchaser, in which case the Purchaser shall reimburse the Seller in full within five (5) Business Days of the Seller or the relevant Group Company paying such fee or expense;

(f)

before sending any submission, notification or filings to the Antitrust Authority, provide a copy of the final draft of the relevant communication (other than financial information of the Purchaser’s Group to the Seller allowing the Seller reasonable time to provide comments thereon (and in all cases not less than: (i) five (5) Business Days for the applications referred to in clause 7.3(a); and (ii) two (2) Business Days for all other communications). The Purchaser shall consider whether to incorporate any such comments in good faith and with the intention of satisfying the Antitrust Condition;

(g)

where permitted by the Antitrust Authority, give the Seller reasonable notice in writing in advance of any meetings or conversations that it may have with the Antitrust Authority and allow persons nominated by the Seller to attend meetings (and participate in telephone, video conference or other conversations) with the Antitrust Authority that relate to the Antitrust Condition and, where appropriate, to make oral submissions at the meetings (or in the telephone, video conference or other conversations);

(h)

keep the Seller informed as to progress toward satisfaction of the Antitrust Condition, promptly notify the Seller of any material communication (whether written or oral) from the Antitrust Authority and notify the Seller within one (1) Business Day of becoming aware that the Antitrust Condition has been satisfied; and

(i)

inform the Seller promptly of any fact or circumstances that might prevent the Antitrust Condition from being satisfied, in all cases subject to applicable Law and any direction of the Antitrust Authority.

7.4

The waiver of any Condition shall require the express written agreement of the Purchaser, save that, in the case of the Antitrust Condition, the express written agreement of both the Seller and the Purchaser shall be required.

7.5

If the Conditions are not satisfied or waived in accordance with clause 7.1 on or before the Long Stop Date, or become incapable of satisfaction on or before the Long Stop Date, this agreement shall automatically terminate. If this agreement terminates in accordance with this subclause:

(a)	except for this clause 7.2, and clauses 1, 22, 23, 26, 27, 28.2 to 28.9, 29 and 30, all the provisions of this agreement shall lapse and cease to have effect; and

(b)

neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation falling due for performance prior to such lapse and cessation.

8.	Pre-Completion Undertakings

8.1

Until the earlier of the termination of this agreement in accordance with its terms and Completion the Seller undertakes to the Purchaser to exercise all rights as a shareholder to the extent that the Seller is reasonably able and legally permitted or entitled to do so, to procure that unless or to the extent that the Purchaser has given prior consent in writing (such consent not to be unreasonably withheld, delayed or conditioned):

(a)

the business of the Group is carried on in all material respects in the ordinary course; for the purpose of this clause 8.1(a), and without prejudice to its generality, it is acknowledged by the parties that if any Group Company were to:

(i)

sell, transfer or dispose of, or grant any option (or enter into any legally binding commitment in respect of the foregoing) to acquire, any part of its business, undertaking or assets whether by a single transaction or series of transactions, related or not, involving consideration, expenditure or liabilities or where the relevant business, undertaking or assets have a book value in the accounts of the relevant Group Company, in each case in excess of $150,000;

(ii)

acquire or enter into a legally binding commitment to acquire (whether by purchase, subscription or otherwise) any business or assets for a consideration, or incur any other capital expenditure, in each case in excess of $150,000;

(iii)

make any material change to any provision of, or enter into or offer to enter into or terminate (or give notice to terminate) any terms of employment (including in relation to benefits and pension fund commitments) of any Senior Employee (or any person who would be a Senior Employee as a result), other than salary reviews in the ordinary course of business, retention bonuses not exceeding $500,000 in aggregate, terminations for gross misconduct or other circumstances in which a Group Company is entitled to dismiss without notice or in connection with the retirement of any Senior Employee on the grounds of old age or ill health;

(iv)

enter into any redundancy programme concerning the termination of employment of 30 or more Employees, or which would likely trigger obligations under the WARN Act or similar obligations under state or foreign Law; or

(v)	settle any litigation where it could result in a payment by a Group Company of $550,000 or more,

that would constitute a departure from the ordinary course; and

(b)

the Group Companies (other than the Company) shall distribute an amount equal to at least 80% of the aggregate Cash available for distribution under applicable Law and held by such Group Companies to the Company, provided that Cash, for the purposes of this clause 8.1(b) shall not include any Restricted Cash or amounts retained by a Group Company in order to comply with applicable Law or to maintain a minimum cash balance at a level which is reasonably commercially desirable to continue to operate in the ordinary course; and

(c)	no Group Company shall:

(i)

make any increase or reduction or other alteration of its share or loan capital or grant any option to subscribe for or acquire any of its share or loan capital or take any action in respect of any securities convertible into any share or loan capital (in each case other than (A) to another Group Company or (B) to the Seller’s Group in connection with any transaction to enable the Company to pay amounts due and payable under debt commitments and to maintain liquidity (provided that any such share or loan capital or option to subscribe for or acquire any of its share or loan capital will be cancelled for no consideration at or prior to Completion));

(ii)

adopt any new accounting policies or practice or make any material change to any of its accounting policies and practices or its accounting reference date, in each case except as required by law or to comply with a new accounting standard;

(iii)	amend or otherwise change in any way any constitutional document of any Group Company;

(iv)	make any material change in the nature or extent of the business of a Group Company as it is carried on in the 12 months prior to the date of this agreement;

(v)

grant any Encumbrance over any of its material assets (other than charges arising by operation of law, in the ordinary course of trading, in favour of another Group Company or any Encumbrance that will be discharged at or prior to Completion);

(vi)

borrow any monies, incur any indebtedness or issue any debt (other than any (A) indebtedness that will be discharged at or prior to Completion, (B) intercompany loans or advances consistent with past practice between any Group Company, or (C) trade credit on the ordinary course of trading);

(vii)	prepay any indebtedness or loan (save in relation to any indebtedness or loan owed to any member of the Seller’s Group);

(viii)

in respect of any of the Properties, grant any sublease or any other third-party right or transfer or dispose of any of the Properties (other than as contemplated under the terms of the relevant lease);

(ix)

give any guarantee, indemnity, counter indemnity, letter of credit or other agreement to secure an obligation of a third party, the Seller or any member of the Seller’s Group (other than any such arrangement that will be discharged at or prior to Completion);

(x)

take any action reasonably likely to result in the termination, revocation, suspension, modification or non-renewal of any material licence or consent (or similar) held by a Group Company as at the date of this agreement which is required to carry out the business of the Company in accordance with applicable Law;

(xi)

adopt or amend in any material respect any collective agreements or Employee Plan if such adoption or amendment would result in a new cost or an increased cost, in each case in excess of $500,000, for the Purchaser or any Group Company on or after Completion, with the exception of actions: (A) in the ordinary course of business and consistent with past practice or the terms of any Employee Plan or collective bargaining agreement or as required by Law; (B) affecting a broad cross-section of employees of the Seller’s Group in addition to the Employees of such Group Company; or (C) not materially increasing or decreasing the benefits for the Employees as a whole;

(xii)

grant or create, or announce to any person any proposal to grant or create, any additional retirement benefit for or in respect of any Employees or former employees or directors (or any dependent of any such person) or make any material changes to any existing pension scheme other than any change required by Law or in the ordinary course of business and consistent with past practice;

(xiii)	incorporate or otherwise form or establish a subsidiary or acquire any interest or shares in any legal entity or participate in, or terminate any participation in, any partnership or joint venture;

(xiv)

take any action, or omit to take any action, that would give rise to any obligation to provide advance notice under the WARN Act, or under any analogous state, local or non-US law or regulation applicable to any Group Company, including any obligation to notify or consult with any works council, employee representative body or trade union in connection with any collective redundancy, plant closing or mass layoff, in each case without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed); or

(xv)	agree (conditional or otherwise) to do any of the actions referred to in subclauses (i) to (xiv) above.

8.2

The Purchaser shall be deemed to have given its approval to a matter referred to in clause 8.1 unless it notifies the Seller of its objection and its reasons for objecting within five (5) Business Days of receiving a written request for approval.

8.3	Clause 8.1 shall not operate to restrict or prevent:

(a)

any matter reasonably undertaken by any Group Company in response to an Emergency Situation with the intention of minimising any adverse effect thereof (and of which the Purchaser will be promptly notified);

(b)	any action taken in accordance with any contract or arrangement entered into by any Group Company prior to the date of this agreement;

(c)	any act or conduct which any Group Company is required to take, or omit to take, as a result of, or in order to comply with, any applicable Law;

(d)	any increase in emoluments or benefits of any category of Employees where such increase is made in accordance with the normal past practice of the relevant employing Group Company;

(e)	any action taken in connection with any retention agreement or bonus or amendment to employment terms set out or referred to in folder 15.9 of the Data Room;

(f)	any action taken in connection with the assignment and transfer of the issued and outstanding membership interests of Develop.com Holdings LLC to a member of the Seller’s Group;

(g)

any action taken to separate the Group from the Seller’s Group, including any settlement or repayment of any amount of indebtedness owing by any member of the Seller’s Group to any Group Company (and vice versa) or any other payment of any cash amount from any Group Company to any member of the Seller’s Group whether by way of a distribution or otherwise;

(h)

the settlement of any litigation which, in aggregate with all settlements of litigation, will not result in total payments by the Group exceeding the aggregate of all accruals and provisions for litigation as set out in the Accounts;

(i)	any action taken in connection with the establishment of a regional headquarters in the Kingdom of Saudi Arabia by any Group Company;

(j)	any action at the written request, or with the written consent (including via email) of, the Purchaser; or

(k)	any matter contemplated or provided for in this agreement or another Transaction Document, including (among other things) to give effect to Schedule 2.

8.4

Until the earlier of the termination of this agreement in accordance with its terms and Completion the Seller undertakes to the Purchaser to exercise all rights as a shareholder to the extent that the Seller is reasonably able and legally permitted or entitled to do so, to procure that the Company shall:

(a)	within twenty (20) Business Days of each month end, provide the Purchaser with a Financial Report of the Group in respect of the immediately preceding calendar month;

(b)

upon reasonable request of the Purchaser at times reasonably acceptable to the Group’s senior management team and no more frequently than once per calendar month, permit the Purchaser to review with members of the Group’s senior management team (as reasonably identified by the Purchaser) the trading performance and operations of the Group; and

(c)

following reasonable prior notice by the Purchaser to the Seller and at times reasonably acceptable to the Group’s senior management team, afford to the Purchaser and its representatives reasonable access to the Group’s material vendors and customers for the purpose of facilitating the orderly transition of the Business to the Purchaser following Completion; provided that: (a) such access shall be coordinated by the Seller and, unless otherwise agreed by the Seller, conducted with a representative of the Seller and/or the relevant Group Company present; (b) the frequency, scope and manner of such access shall be reasonable and shall not unreasonably disrupt the Business or the relationship of any Group Company with any such vendor or customer; (c) no such access shall require any Group Company or any member of the Seller’s Group to disclose commercially sensitive information except in accordance with applicable Law and customary clean team or similar arrangements where appropriate; and (d) the Seller shall not be required to provide such access to the extent prohibited by applicable Law, confidentiality obligations owed to a third party or legal privilege or considers (acting reasonably) that such access is reasonably likely to disrupt the Business or the relationship of any Group Company with any such vendor or customer.

8.5	The obligations of the Seller under clause 8.4 shall not extend to allowing access to or disclosing information which:

(a)

is subject to any confidentiality undertakings with a third-party and exclusively relates to the activities of the Seller or any member of the Seller’s Group otherwise than in relation to any Group Company;

(b)	is commercially sensitive information of the Group if such information cannot be shared with the Purchaser prior to Completion in compliance with applicable Law; or

(c)	would jeopardise attorney-client privilege or other applicable legal privilege of the Seller, any member of the Seller’s Group or any Group Company.

8.6

Until the earlier of Completion and the termination of this agreement in accordance with its terms, the Seller shall not, and shall procure that each Group Company and each member of the Seller’s Group and each of their respective directors, officers, employees, agents, advisers and representatives shall not, directly or indirectly, solicit, initiate, encourage or facilitate any inquiry, proposal, offer or approach from, or enter into, continue or participate in any discussions or negotiations with, or furnish any information relating to the Group, the Business, the Shares or any material assets of any Group Company to, any person other than the Purchaser or member of the Purchaser’s Group, in each case in connection with any proposal or transaction which would reasonably be expected to result in the acquisition of some or all of the Shares or all or substantially all of the assets of the Group.

8.7

The Seller shall, and shall procure that each Group Company and each member of the Seller’s Group shall, immediately cease and cause to be terminated any existing discussions, negotiations, inquiries, proposals or other communications with any person or its representatives relating to any matter referred to in clause 8.6 and shall promptly request the return or destruction of any confidential information relating to the Group, the Business, the Shares or any material assets of any Group Company previously furnished in connection with any such matter.

9.	Completion

9.1

Completion shall take place on the later of: (i) April 30, 2026, (ii) the fifth Business Day after the last Condition is satisfied or waived in accordance with clause 7, and (iii) at the election of the Seller (and provided it has notified the Purchaser in writing prior to April 30, 2026), May 29, 2026, or in any event, on such other date as the parties may agree in writing.

9.2

Completion shall take place remotely via electronic exchange of documents and signatures by electronic mail in portable document format (.pdf), subject always to the provisions of clause 7.1 (or in such other manner, at such other place, and/or on such other date as the Seller and Purchaser may agree in writing).

9.3	At Completion:

(a)	the Seller shall observe and perform the provisions of Part 1 of Schedule 1; and

(b)	the Purchaser shall observe and perform the provisions of Part 2 of Schedule 1.

9.4

All documents and items delivered at Completion pursuant to clause 9.3(a) and (b) and Schedule 1 shall be held by the recipient to the order of the person delivering the same until such time as Completion shall be deemed to have taken place. Simultaneously with:

(a)

delivery of all documents and items required to be delivered at Completion in accordance with clause 9.3(a) and (b) and Schedule 1 (or waiver of the delivery of it by the person entitled to receive the relevant document or item); and

(b)	receipt of an electronic funds transfer to the bank account of the Seller of the aggregate of the Initial Consideration (unless otherwise agreed in writing between the Seller and the Company),

the documents and items delivered in accordance with 9.3(a) and (b) and Schedule 1 shall cease to be held to the order of the person delivering them and Completion shall be deemed to have taken place.

9.5

If the Seller fails to comply with the provisions of Part 1 of Schedule 1 (subject to any waiver of the Purchaser pursuant to clause 9.4(a)), the Purchaser may elect (in addition and without prejudice to all other rights or remedies available to it), by giving notice to the Seller:

(a)

to fix a new time and date for Completion (being not more than twenty (20) Business Days after the original date for Completion or such other date as the parties may agree in writing) in which case the provisions of clauses 9.3 and 9.4 and Schedule 1 shall apply to Completion as so deferred but on the basis that such deferral may not occur more than twice; and

(b)	if Completion has already been deferred once under the preceding paragraph, not to complete the purchase of the Shares, in which case the provisions of clause 9.7 shall apply.

9.6

If the Purchaser fails to comply with the provisions of Part 2 of Schedule 1 (subject to any waiver of the Seller pursuant to clause 9.4(a)), the Seller may elect (in addition and without prejudice to all other rights and remedies available to it) by notice to the Purchaser:

(a)

to fix a new time and date for Completion (being not more than twenty (20) Business Days after the original date for Completion or such other date as the parties may agree in writing) in which case the provisions of clauses 9.3 and 9.4 and Schedule 1 shall apply to Completion as so deferred but on the basis that such deferral may not occur more than twice; and

(b)	if Completion has already been deferred once under the preceding paragraph, not to complete the purchase of the Shares, in which case the provisions of clause 9.7 shall apply.

9.7

If (i) the Seller or the Purchaser elects not to complete the purchase or sale of the Shares under clauses 9.5 or 9.6; or (ii) Completion does not occur on the second deferral in accordance with clauses 9.5(a) or 9.6(a) (as applicable):

(a)	except for clause 1, this clause 9.7, and 22, 23, 26, 27, 28.2 to 28.9, 29 and 30, all the provisions of this agreement shall lapse and cease to have effect; and

(b)

neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of non-performance of any obligation falling due for performance prior to such laps and cessation.

10.	Waiver of Claims

10.1

With effect from Completion the Purchaser shall, and shall procure that each Group Company shall, release and discharge the Seller, each Seller Group Company and each of their respective directors, officers, employees, managers, shareholders, partners, members, advisors, successors and assigns (collectively, the Seller Released Parties) from any and all liabilities or obligations to a Group Company arising prior to Completion and shall procure that each Group Company shall waive any and all claims (in the absence of fraud) it has or may have against any Seller Released Party in connection with the Seller Released Party’s appointment as a director, secretary or officer of, employment with, or conduct in relation to, any Group Company; provided, however, that such release shall not apply to (i) any claims by the Purchaser or any Group Company against the Seller for breach of this Agreement or any other Transaction Document, or (ii) any claims by any Group Company arising from fraud by any Seller Released Party.

10.2

With effect from Completion, the Seller shall, and shall procure that each member of the Seller’s Group shall, release and discharge each Group Company and each of their respective directors, officers, employees, managers, shareholders, partners, members, advisers, successors and assigns from any and all liabilities or obligations to the Seller or any member of the Seller’s Group arising prior to Completion and shall waive any and all claims (in the absence of fraud) it or any member of the Seller’s Group has or may have against any Group Company or any such person in connection with such person’s appointment as a director, secretary or officer of, employment with, or conduct in relation to, any Group Company; provided, however, that such release shall not apply to (i) any claims by the Seller under this agreement or any other Transaction Document, or (ii) any claims arising from fraud by any Group Company or any such person.

11.	Seller’s Warranties and Undertakings

11.1

The Seller warrants to the Purchaser that, save as Disclosed, each of the Seller’s Warranties (including the Fundamental Warranties) is at the date of this agreement, and each of the Fundamental Warranties will be immediately prior to Completion, true and accurate.

11.2	Each of the Seller’s Warranties is separate and independent and, except as expressly provided to the contrary in this agreement, is not limited:

(a)	by reference to any other of the Seller’s Warranties; or

(b)	by any other provision of this agreement or any other Transaction Document.

11.3

The Seller shall exercise all rights as a shareholder to the extent that the Seller is reasonably able and legally permitted or entitled to do so, to procure the dissolution and liquidation, distribution or transfer of Develop.com Holdings, LLC and Develop.com LLC so that by Completion no such entity is a subsidiary of the Company, without any liability to the Purchaser of the Group subsequent to Completion.

12.	Limitations on Seller’s Liability

The Seller’s liability in respect of any Claim shall be subject to the limitations, exclusions and other provisions set out in Schedule 5 and Schedule 6.

13.	Purchaser’s Warranties and Undertakings

13.1	The Purchaser warrants to the Seller that as at the date of this agreement and immediately prior to Completion:

(a)

it has the power, capacity and authority to execute and deliver this agreement and each of the other Transaction Documents to which it is or will be a party and to perform its obligations under each of them and has taken all action necessary to authorise such execution and delivery and the performance of such obligations;

(b)

this agreement constitutes, and each of the other Transaction Documents to which it is or will be a party will, when executed, and together with all obligations under this agreement and each Transaction Document, constitute legal, valid and binding obligations on it in accordance with its terms;

(c)

the entry by it into this agreement and, as applicable, into each of the other Transaction Documents to which it is or will be a party and the performance of the obligations of it under this agreement and each other Transaction Document does not and will not conflict with or constitute a default under any provision of:

(i)	any agreement or instrument to which it or any person connected with it is a party;

(ii)	the constitutional documents of it or any person connected with it; or

(iii)	any applicable Law or any other restriction of any kind or character by which it or any person connected with it is bound;

(d)

save as contemplated in this Agreement or any other Transaction Document, the entry by it into this agreement and, as applicable, into each of the other Transaction Documents to which it is or will be a party and the performance of the obligations of it under this agreement and each other Transaction Document does not and will not require it to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made at the date of this agreement both on an unconditional basis and on a basis which cannot be revoked or require the consent of any of its shareholders or of any other person;

(e)	it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(f)	it is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due;

(g)	there are no proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning it;

(h)

it is not entering into this agreement or the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Purchaser’s Group or the Group; and after giving effect to the payment of all amounts required to be paid in connection with the consummation of the Transactions(including payment of all related fees and expenses) Transactions, at and immediately after Completion, it shall be Solvent;

(i)

it is acquiring the Group with an intention, and an executable strategic plan, to: (i) carry on the business of the Group; and (ii) restore the Group’s growth in revenue (including achieving a run-rate breakeven cash flow) and achieve profitability, including by capital raising;

(j)	no action, claim, petition, suit, arbitration or proceeding has been taken to enforce any security over any assets of it and no event has occurred to give the right to enforce such security;

(k)

the entry by it into this agreement and, as applicable, into each of the other Transaction Documents to which it is or will be a party and the performance of the obligations of it under this agreement and each other Transaction Document will not result in any indebtedness of the Purchaser’s Group becoming due or capable of being declared due and payable prior to the stated maturity date;

(l)

the Purchaser has the necessary cash resources, equity commitments and/or definitive fundable loan agreements (including a funding commitment letter or equivalent) from its financing sources which together are sufficient to meet its obligations under this agreement and the other Transaction Documents.

14.	Access

14.1

Subject to clauses 14.2 and 14.3, the Purchaser and the Seller shall, and shall procure that each Group Company and Seller Group Company, respectively, maintains and makes available to the Seller or Purchaser, as applicable, its professional advisers and/or auditors any Books and Records of the Group Companies and the Seller Group Companies (or, if practicable, the relevant parts of those Books and Records) existing on the Completion Date in respect of the period up to Completion which are reasonably required by the Seller or the Purchaser for the purposes of:

(a)	filing its Tax Returns or dealing with a Tax Authority in respect of its Tax Returns or otherwise in respect of the Seller’s Group’s or the Group’s Tax affairs;

(b)	preparing and auditing the Seller’s or the Purchaser’s (consolidated) financial statements;

(c)

any dealing with any Government Authority (including any Tax Authority), in the context of an investigation or otherwise in the case of any dealing with a regulator with jurisdiction over any member of the Seller’s Group or the Group;

(d)	any insurance claim of the Seller’s Group;

(e)

any actual or threatened litigation, arbitration or administrative proceedings brought by or against any third party which is not a member of the Group, the Seller’s Group or the Purchaser’s Group nor connected to either the Group or the Seller’s Group or the Purchaser’s Group (as applicable), but excluding any actual or threatened litigation, arbitration or administrative proceedings in relation to any claim (including a Warranty Claim) in relation to any Transaction Document or any of the transactions contemplated under them; or

(f)	otherwise complying with any applicable Law,

for a period of seven years from the date of Completion or such other period as prescribed by applicable Law.

14.2	The requesting party shall, upon reasonable written notice by the other party and subject to:

(a)	the requesting party, the relevant professional advisers and/or auditors (as applicable) entering into a confidentiality agreement as the other party may reasonably require, and

(b)	there being no material disruption to the business of any Group Company or any Seller Group Company, as applicable,

procure that such Books and Records are made available to the requesting party, its professional advisers and/or auditors (as applicable) for inspection (during working hours) and copying, at the requesting party’s expense, but only to the extent necessary for any of the purposes set out in clause 14.1.

14.3

The obligations of the Purchaser and the Seller under this clause 14 shall not extend to providing or procuring the provision of information or access to Books and Records where such information or Books and Records amount to or contain information which:

(a)	is commercially or competitively sensitive to any member of the Group or the Seller’s Group;

(b)	cannot be shared with the requesting party in compliance with applicable Law; or

(c)	is or may be legally privileged,

and where any of subclauses 14.3(a) to (c) (inclusive) apply, the other party may (in its reasonable discretion) withhold or redact any such information and/or books and records before such Books and Records are made available to the requesting party, its professional advisers and/or auditors (as applicable) pursuant to this clause 14.

15.	Employees

The Seller and the Purchaser shall, and prior to Completion the Seller shall procure that the Group Companies shall and on and after Completion the Purchaser shall procure that the Group Companies shall, observe and perform those provisions of Schedule 2 as are expressed to be observed and performed by them.

16.	Transition Services Agreement

16.1	The Seller and the Purchaser shall, and the Seller shall procure that each member of the Seller’s Group that is proposed to be party to the Transition Services Agreement shall:

(a)

act diligently, reasonably and in good faith to agree as soon as reasonably practicable following the date of this agreement the schedules to the Transition Services Agreement in the form attached to the Transition Services Agreement, provided that such schedules shall not include any service that exceeds the scope of services being provided to the Group by the Seller’s Group as at the date of this agreement, unless expressly agreed otherwise, without prejudice to any limitations of liability set out in the Transition Services Agreement; and

(b)	enter into the Transition Services Agreement with the agreed schedules (and any ancillary agreements or documents contemplated by the Transition Services Agreement) at Completion.

16.2

The Seller shall, and shall procure that the Seller’s Group shall, use reasonable endeavours to identify and obtain by Completion all Third-Party Consents (as defined in the Transition Services Agreement), provided that:

(a)	upon the Seller’s request, the Purchaser shall provide to the Seller such assistance as the Seller may require to obtain any Third-Party Consent; and

(b)	the costs and expenses incurred by the Seller in obtaining any Third-Party Consent shall be borne by the Purchaser (such costs and expenses, the Third-Party Consent Costs).

16.3

The parties acknowledge and agree that, prior to obtaining any Third-Party Consent or incurring related costs and expenses, an estimate of the applicable Third-Party Consent Costs shall, to the extent available, be notified by the Seller to the Purchaser in writing, and the Purchaser shall have the option to decline in writing to make payment of the Third-Party Consent Costs and, if the Purchaser so declines, the relevant service(s) shall be excluded from the Transition Services Agreement without any liability to the Seller’s Group.

16.4

To the extent reasonably required by a Seller Group Company, the parties shall enter into a transitional services arrangement pursuant to which the Company (or a member of the Purchaser’s Group) provides services to the Seller or any other Seller Group Company, on terms based on the Transition Services Agreement (with appropriate modifications). The Seller shall propose a service schedule for any such arrangement, which may include (among others) services the Seller’s Group received prior to Completion in connection with any Transferring Contracts, including services historically provided by the Group and any ancillary people-based, facilities or other support services reasonably required to enable the continued receipt of such services. The Purchaser shall not unreasonably withhold, condition or delay agreement to such arrangements.

17.	Finance Documents

17.1	Subject to clause 17.4, the Seller and the Purchaser shall, and the Seller shall procure that each member of the Seller’s Group that is proposed to be party to the Seller Note shall:

(a)

act diligently, reasonably and in good faith to agree as soon as reasonably practicable following the date of this agreement the final form of each of the Security Agreement (which shall be consistent with the terms set out in the Security Term Sheet) and Seller Note (which shall be consistent with the terms set out in the Credit Term Sheet); and

(b)	enter into the Security Agreement and Seller Note at Completion.

17.2	The Seller shall prepare the first draft of each of the Security Agreement and (subject to clause 17.4) the Seller Note.

17.3

The Purchaser undertakes to the Seller to use all reasonable endeavours to obtain funding (whether in the form of debt financing from a third-party lender or otherwise) prior to or upon Completion in order to meet its obligations under the Transaction Documents (Third Party Funding).

17.4

To the extent Third Party Funding is obtained and will be available prior to or upon Completion, the Purchaser shall notify the Seller within one (1) Business Day of entering into a definitive agreement in respect of such Third Party Funding, in which case: (i) neither the Seller nor any other Seller Group Company shall be required to enter into the Seller Note and implement its terms; (ii) the provisions set out in clause 17.1 shall cease to apply insofar as they relate to the Seller Note; and (iii) the Seller shall not be required to deliver the Seller Note duly executed by the parties to it pursuant to paragraph (h) of Part 1 of Schedule 1.

17.5

To the extent Third Party Funding is not obtained prior to or upon Completion, the Purchaser shall continue to use all reasonable endeavours to obtain such Third Party Funding as soon as practicable following Completion and in any event prior to the maturity of any amounts owing to any Seller Group Company under the Seller Note.

18.	Separation Contracts

18.1

The Seller shall use reasonable endeavours to procure that, prior to Completion, in relation to each Separation Contract a new contract is entered into between the relevant counterparty and a Group Company in respect of the services that such Group Company receives, whether directly or indirectly, under that Separation Contract as at the date of this agreement (each such new contract being a Replacement Contract).

18.2

In the period before Completion the Seller shall use reasonable endeavours to procure that the terms of each Replacement Contract are substantially the same as the terms of the relevant Separation Contract, save only: (i) that the scope of services shall be amended to reflect the services used by the Group Companies as at the date of this agreement and consequential changes to fees and/or charges shall be made; and (ii) as set out in clause 18.4 below. However, if the relevant counterparty will not agree to such terms, then:

(a)

the Seller shall use reasonable endeavours to procure that the relevant Group Company agrees to such terms as the Seller considers are, when taken as a whole, the best that are reasonably obtainable in the circumstances; and

(b)

to the extent permitted by applicable Law, the Seller shall use reasonable endeavours to procure that the relevant Group Company obtains the prior written consent of the Purchaser (where required by applicable Law excluding directors or employees of the Purchaser’s Group in decision making roles in relation to similar negotiations with counterparties (on behalf of the Purchaser or member of the Purchaser’s Group)), such consent not to be unreasonably withheld, conditioned or delayed, before entering into the relevant Replacement Contract.

18.3

If the Replacement Contract has not been entered into by the relevant Group Company prior to Completion, then with effect from the date of Completion the Purchaser (or at its election the relevant Group Company) shall take over negotiations with the relevant counterparty in relation to the Replacement Contract.

18.4

If a member of the Seller’s Group has made a prepayment under a Separation Contract then if the relevant counterparty gives the relevant Group Company credit for all or part of such prepayment in relation to the fees and/or charges under the Replacement Contract, or otherwise reduces the fees and/or charges as a result of such prepayment, then:

(a)	if prior to Completion, the Purchaser agrees that the relevant Group Company shall pay; and

(b)	if after Completion, the Purchaser shall pay, or shall procure that the relevant Group Company shall pay,

in each case, to the relevant member of the Seller’s Group an amount equal to the amount of such credit or reduction within ten (10) Business Days of the date on which the Replacement Contract takes effect.

18.5

This clause 18 may be enforced by each relevant member of the Seller’s Group (with, where that member is not the Seller, the Seller’s prior written consent) against the Purchaser. The provisions of this clause 18 may be varied by agreement between the Seller and the Purchaser (and the Seller or Purchaser may also release or compromise in whole or in part any liability in respect of rights or claims contemplated by this clause 18) without the consent of any other remember of the Seller’s Group.

19.	Transferring Contracts

19.1

The Seller shall use reasonable endeavours to procure that, prior to Completion, each of the Transferring Contracts shall be novated or transferred from the relevant member of the Seller’s Group to the Company as if the Company had been a party to the relevant Transferring Contract in place of the relevant member of the Seller’s Group from the date the relevant Transferring Contract was entered into.

19.2	If the Transferring Contract is not novated or transferred to the Company prior to Completion, then with effect from the date of Completion:

(a)

the Purchaser shall procure (and shall procure that the Company shall), and the Seller shall use reasonable endeavours to, complete such novation or transfer as soon as reasonably practicable after Completion; and

(b)	from the date of Completion and until such Transferring Contract is novated or transferred:

(i)

the Seller shall procure that the relevant member of the Seller’s Group shall hold such Transferring Contract (including all rights, receivables and benefits arising or accruing in respect thereof other than any such amount which represents an amount charged in respect of VAT for which it is liable to account to a Tax Authority) on trust for the Company (save to the extent that giving effect to such a trust would require a consent or waiver from the counterparty to the relevant Transferring Contract which has not been obtained); and

(ii)

the Purchaser shall procure that the Company shall, as the subcontractor of the relevant member of the Seller’s Group (if such subcontracting is permissible and lawful under such Transferring Contract), perform all the obligations of the relevant member of the Seller’s Group under such Transferring Contract to be discharged after Completion, and the Purchaser shall indemnify the Seller and any relevant member of the Seller’s Group on an after-Tax basis from and against all costs incurred by it in respect of any failure on the part of the Company to perform those obligations.

19.3

If the relevant Transferring Contract may not under its terms be held on trust and/or subcontracted without a consent or waiver which has not been obtained, then the parties shall (and from Completion, the Purchaser shall procure that the Company shall) use all reasonable endeavours to obtain such consent or waiver and pending that shall co-operate in good faith and use all reasonable endeavours to achieve a substantially similar commercial result.

19.4

As soon as reasonably practicable following the date of this agreement the Seller shall notify the Purchaser of the Contracts which, in the reasonable opinion of the Seller, are the Transferring Contracts and any reference in this agreement or any Transaction Document to a Transferring Contract or the Transferring Contracts, as the case may be, shall be deemed to include such Contracts for the purposes of this clause 19 and any relevant Transaction Document. The Seller shall consider in good faith any comments of the Purchaser in respect of such list and shall determine the final list of the Transferring Contracts acting reasonably.

20.	Intra-Group Payables and Receivables and Trade Debts

20.1

The parties agree that no payment shall be made at Completion in respect of any Intra-Group Non-Trading Payables, it being agreed that any Intra-Group Non-Trading Payables that remain outstanding on the second Business Day prior to Completion shall be irrevocably contributed to capital (or similar) in full by the Seller’s Group on such Business Day, and that no Intra-Group Non-Trading Payable obligations shall remain as a liability of any Group Company after Completion.

20.2

The parties acknowledge that the Base Consideration has been agreed on the basis that the Actual Intra-Group Non-Trading Receivables will be the only Intra-Group Non-Trading Receivables owing on Completion by any member of the Seller’s Group to any Group Company, in each case for the time being other than any amounts which may fall to be paid pursuant to any express provisions of any of the Transaction Documents, and the Seller (on behalf of itself and of each other member of the Seller’s Group for the time being) and Purchaser (on behalf of itself and of each Group Company for the time being) hereby agree that, if the Seller discharges its obligations as contemplated by clause 20.3 and clause 20.4 (as applicable), neither the Purchaser nor any Group Company from time to time shall thereafter have any further rights or claims against the Seller or any member of the Seller’s Group in respect of any Intra-Group Non-Trading Receivables and the Purchaser shall procure that any such Intra-Group Non-Trading Receivables are discharged or otherwise eliminated at no cost to any member of the Seller’s Group.

20.3

The Seller shall procure that on Completion a payment is made (by or on behalf of the relevant member of the Seller’s Group) to the Purchaser, on behalf of the relevant Group Company or Companies, of a sum equal to the estimated Intra-Group Non-Trading Receivables (being the projected amount of the Intra-Group Non-Trading Receivables as at the Effective Time, as estimated in good faith by the Seller) (Estimated Intra-Group Non-Trading Receivables).

20.4

If the actual Intra-Group Non-Trading Receivables (being the actual amount of Intra-Group Non-Trading Receivables as at the Effective Time calculated in accordance with Schedule 8) as shown in the Completion Balance Sheet (Actual Intra-Group Non-Trading Receivables) exceed the Estimated Intra-Group Non-Trading Receivables, the Seller shall make a payment to the Purchaser (on behalf of the relevant Group Company or Companies), of a sum equal to the amount by which the Actual Intra-Group Non-Trading Receivables exceed the Estimated Intra-Group Non-Trading Receivables. Any such payment shall, to the extent still outstanding, be made within twenty (20) Business Days following the day on which the Completion Balance Sheet is in final form in accordance with Schedule 8.

20.5

If the Actual Intra-Group Non-Trading Receivables are less than the Estimated Intra-Group Non-Trading Receivables, the Purchaser shall procure that a payment is made (by or on behalf of the relevant Group Company or Companies) to the Seller, on behalf of the relevant member or members of the Seller’s Group for the time being, of a sum equal to the amount by which the Actual Intra-Group Non-Trading Receivables are less than the Estimated Intra-Group Non-Trading Receivables. Any such payment shall, to the extent still outstanding, be made within twenty (20) Business Days following the day on which the Completion Balance Sheet is in final form in accordance with Schedule 8.

20.6

The Purchaser shall procure that any amount paid to it on behalf of the relevant Group Company or Companies (under clauses 20.3 or 20.4 above), and not, if applicable, repaid by it (under clause 20.5 above), shall be applied in satisfying in full the indebtedness constituting the Intra-Group Non-Trading Receivables.

20.7	The Seller shall procure that the Trade Debts owing by any member of the Seller’s Group to a Group Company as at Completion shall be settled after Completion in the ordinary course of business.

20.8	The Purchaser shall procure that the Trade Debts owing by any Group Company to a member of the Seller’s Group as at Completion shall be settled after Completion in the ordinary course of business.

20.9	Any payment under this clause 20 shall be treated as an adjustment to the Final Consideration for all tax and accounting purposes to the extent permitted by Law.

21.	Guarantees

21.1

The Seller shall procure that on Completion each Group Company is released from all guarantees and indemnities given by that Group Company in respect of any liability or obligation of any member of the Seller’s Group (which shall, to the extent required, include the Seller procuring the replacement of such guarantees and/or indemnities), and pending such release the Seller shall indemnify the Purchaser and that Group Company in respect of, and undertakes to pay in cash to the Purchaser and/or that Group Company (as applicable) an amount equal to all Losses arising after Completion incurred by it in relation to those guarantees and indemnities.

21.2

The Purchaser shall provide support and subordination letters (as applicable) as from Completion to replace existing support and subordination letters provided by members of the Seller’s Group, as disclosed in folder 8.10 of the Data Room and shall otherwise use its commercially reasonable efforts that as from Completion each member of the Seller’s Group is released from all guarantees, indemnities, support letters, subordination letters and comfort letters (if any) which have been given by that member in respect of any liability or obligation of any Group Company, and pending such release the Purchaser shall indemnify in full and hold harmless on an after Tax basis that member of the Seller’s Group in respect of, and undertakes to pay in cash to that member an amount equal to all Losses arising after Completion incurred by it in relation to those guarantees, indemnities, support letters, subordination letters and comfort letters.

22.	Announcements and Confidentiality

22.1

Subject to clauses 22.5 to 22.7 (inclusive), the Seller shall (and shall procure that each member of the Seller’s Group, and in respect of the period up to Completion, each Group Company, and each such person’s advisers and connected persons, shall) and the Purchaser shall (and shall procure that each member of the Purchaser’s Group, and in respect of the period from Completion, each Group Company, and each such person’s advisers and connected persons, shall):

(a)	not make any announcement concerning the Transaction (including the sale and purchase of the Shares) or any related or ancillary matter; and

(b)	keep confidential the provisions and subject matter of, and the negotiations relating to, each Transaction Document.

22.2	Subject to clauses 22.5 to 22.7 (inclusive), the Purchaser:

(a)

shall, and shall procure that each other member of the Purchaser’s Group for the time being and each such person’s advisers and connected persons shall, keep confidential all information provided to it by or on behalf of the Seller or otherwise obtained by it in connection with this agreement which relates to the Seller or any other member of the Seller’s Group; and

(b)

shall procure that, if after Completion any Group Company holds confidential information relating to the Seller or any other member of the Seller’s Group, that Group Company shall after Completion keep that information confidential and shall return that information to the Seller or destroy it, in either case without retaining copies.

22.3

Subject to clauses 22.5 to 22.7 (inclusive), the Seller shall (and shall procure that each member of the Seller’s Group and each such person’s advisers and connected persons, shall), in respect of the period from Completion, keep strictly confidential all information relating to a Group Company or its business and shall not disclose such information to any other person.

22.4	The provisions of clauses 22.1 and 22.2 shall apply before, on and after Completion.

22.5	Nothing in this clause 22 prevents any announcement being made or any confidential information being disclosed (or being retained and not returned or destroyed):

(a)	where such announcement is in the Agreed Form or the confidential information disclosed comprises only information set out in an announcement in the Agreed Form;

(b)	with the prior written consent of the Seller and the Purchaser, which in the case of any announcement shall not be unreasonably withheld, delayed or conditioned; or

(c)

to the extent required by Law, any stock exchange or any competent regulatory or supervisory body (including a Tax Authority), whether or not the requirement has the force of law, but if a person is so required to make any announcement or to disclose any confidential information, the relevant party shall promptly notify the other parties, where practicable and lawful to do so, before the announcement is made or disclosure occurs (as the case may be) and shall co-operate with the other parties regarding the timing and content of such announcement or disclosure (as the case may be) or any action which the other parties may reasonably elect to take to challenge the validity of such requirement.

22.6	Nothing in this clause 22 prevents any confidential information being disclosed (or, where applicable, being retained and not returned or destroyed):

(a)	to the extent that the information is in or comes into the public domain otherwise than as a result of a breach of any undertaking or duty of confidentiality by a party to this agreement;

(b)	on a strictly confidential and need-to-know basis by the Seller to another member of the Seller’s Group or by the Purchaser to another member of the Purchaser’s Group;

(c)

on a strictly confidential and need-to-know basis to its professional advisers, auditors, investors or bankers but, before any disclosure to any such person, provided only such person is made aware of the terms of this clause and shall procure that such person adheres to those terms as if such person were bound by the relevant provisions of this clause; or

(d)	in the case of any disclosure by the Purchaser or a member of the Purchaser’s Group:

(i)

to a proposed purchaser of, or investor in, any member of the Purchaser’s Group or their professional advisers, auditors or bankers but, before any disclosure to any such person, the Purchaser shall procure that such person is made aware of the terms of this clause and shall procure that such person adheres to those terms as if such person were bound by the relevant provisions of this clause; or

(ii)

to any provider of finance or potential provider of finance to the Purchaser’s Group or any person connected with the Purchaser (or to their advisers, agents or representatives) or to a security trustee or agent acting on behalf of one or several banks or other financial institutions which have entered into, or may enter into, any financing agreements with the Purchaser or any person connected with the Purchaser but, before any disclosure to any such person, the Purchaser shall procure that such person is made aware of the terms of this clause and shall procure that such person adheres to those terms as if such person were bound by the relevant provisions of this clause.

22.7

With effect from Completion, the Seller (in respect of Skillsoft Finance II, Inc.) and the Purchaser (in respect of Enduring Consulting Group LLC) shall each procure that all confidentiality obligations under the confidentiality agreement dated 23 March 2026 between Skillsoft Finance II, Inc. and Enduring Consulting Group LLC (the Confidentiality Agreement) shall be terminated and the parties to such agreement shall be released from their respective confidentiality obligations under that agreement, except in relation to any antecedent breach, noting that all obligations that do not relate to confidentiality shall remain in full force and effect. Pending Completion, if there is a conflict between the confidentiality provisions of that agreement and the confidentiality provisions of this agreement, the provisions of this agreement shall prevail.

23.	Notices

23.1

Any notice or other communication to be given in connection with this agreement must be in writing in English and must be delivered or sent by post or email to the party to whom it is to be given as follows:

(a)	if to the Seller, at:

Address:	300 Innovative Way, Suite 2210 Nashua, NH 03062 USA

Email:	[***]

marked for the attention of: Legal Department, General Counsel, Scott Semel

(b)	if to the Purchaser at:

Email:	[***]

with a copy (which shall not constitute notice) to:

Email:	[***]

or at any such other address of which that party shall have given notice for this purpose to the other parties. Any notice or other communication sent by post shall be sent by prepaid overnight courier service (if within the United States) or by prepaid airmail (if the country of destination is not the same as the country of origin).

23.2	Any notice or other communication shall be deemed to have been given:

(a)	if delivered by hand or courier, at the time and date of delivery shown on the delivery receipt kept by the sender; or

(b)	if sent by post outside the United States, at 9.00 a.m. on the sixth Business Day from the date of posting (such date as evidenced by proof of postage kept by the sender); or

(c)	if sent by e-mail upon the generation of a receipt notice by the recipient’s server or, if such notice is not so generated, upon delivery to the recipient’s server.

23.3	If the deemed time of receipt would occur outside the hours of 9.00 a.m. to 5.30 p.m. on a Business Day, the notice will be deemed received at 9.00 a.m. on the next Business Day.

23.4

In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted by prepaid overnight courier or by prepaid airmail or that the email was properly addressed and transmitted by the sender’s server into the network and there was no apparent error in the operation of the sender’s email system, as the case may be.

23.5

References in this clause 23 to times of the day are to those times in the location of receipt. This clause shall not apply in relation to the service of any claim, form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this agreement.

24.	Further Assurances

24.1

On or after Completion the Seller shall, at its own cost, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as may be required by law in order to vest any of the Shares in the Purchaser or as otherwise may be necessary to give full effect to this agreement.

24.2

For so long after Completion as any member of the Seller’s Group remains the registered holder of any Share, the Seller shall procure that it shall hold (or direct the relevant member to hold) that Share and any distributions, property and rights deriving from it in trust for the Purchaser and shall deal with that Share and any distributions, property and rights deriving from it as the Purchaser directs; in particular, the Seller shall procure the exercise of all voting rights as the Purchaser directs or shall procure the execution of an instrument of proxy or other document which enables the Purchaser or its representative to attend and vote at any meeting of the Company concerned.

25.	Post Completion Undertakings

25.1

For the period commencing on Completion and ending on the date which is twelve (12) months after Completion, the Seller shall not, and shall procure that no member of the Seller’s Group shall, directly or indirectly, solicit or entice away, or employ or engage, or offer to employ or engage, any employee of the Group or any person who was employee of the Group at any time during the six (6) month period prior to such solicitation, enticement, employment, engagement or offer, in each case with a view to inducing such person to cease to provide services to any Group Company; provided that this clause shall not prohibit: (a) the employment or engagement of any person who responds, without prior direct or indirect solicitation specifically targeted at such person, to a general advertisement, public recruitment campaign, search firm engagement not directed primarily at employees of the Group, or other general solicitation not specifically targeted at any such person; (b) the employment or engagement of any person whose employment or engagement with the relevant Group Company has terminated prior to any approach by the Seller or any member of the Seller’s Group; or (c) the employment or engagement of any Excluded Employees.

25.2

Until the Purchaser has paid in full both the Deferred Consideration and any amounts outstanding under the Seller Note (including any principal and any accrued and unpaid interest), the Purchaser shall (unless otherwise approved in writing by the Seller):

(a)	procure that no Group Company:

(i)

pays any amount to any member of the Purchaser’s Group (other than another Group Company), including by way of loan or any dividend or otherwise distributes any amount (whether in cash or in kind) or undertakes any share buyback or return of capital or similar transaction; or

(ii)

enters into, amends or terminates any transaction or agreement with any member of the Purchaser’s Group or any of their connected persons (other than another Group Company) other than on arm’s length terms and in the ordinary course of business of the Group, provided that nothing in this clause 25.2(a) shall restrict the Group from making any payments: (A) to third-parties (which shall not include any member of the Purchaser’s Group) in respect of properly documented and reasonably incurred expenses in connection with the operations of the Group; or (B) in respect of any reasonably incurred and properly documented management fees payable in respect of services provided by any member of the Purchaser’s Group (other than a Group Company) to any Group Company provided that such management fees shall not in aggregate exceed fifteen (15) per cent. per annum of the Group’s positive EBITDA (which shall be assessed immediately following each fiscal quarter);

(b)	procure that the Group continues to carry on the business of the Group; and

(c)	within twenty (20) Business Days of each month end, provide the Seller with a Financial Report of the Group in respect of the immediately preceding calendar month.

Notwithstanding the foregoing, the provisions of this clause 25.2 shall not restrict the Purchaser, while the Seller Note is outstanding (and beyond), from making commercially reasonable decisions with respect to the Business and Group in furtherance of the objectives stated in clause 13.1(i), including reducing the headcount of the Group, altering the price(s) of services provided by the Group, and other similar matters.

26.	Assignments

26.1

No party may assign, transfer, charge or otherwise deal with all or any of its rights or obligations under this agreement nor grant, declare, create or dispose of any right or interest in it, save that:

(a)

the Purchaser may assign (in whole or in part) the benefit of this agreement to any other member of the Purchaser’s Group provided that if such assignee ceases to be a member of the Purchaser’s Group all benefits relating to this agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Purchaser immediately before such cessation and the Purchaser shall procure the execution and delivery of any documents required to implement such re-assignment;

(b)

the Purchaser or any member of the Purchaser’s Group may charge and/or assign the benefit of this agreement to any person providing debt financing and/or hedging facilities to the Purchaser or any member of the Purchaser’s Group or to any security agent or any person or persons acting as trustee, nominee or agent for any such person by way of security for the facilities being made or to be made available to the Purchaser or member of the Purchaser’s Group and any such person, security agent, trustee, nominee or agent may also, in the event of enforcement of such security in accordance with its terms, assign the benefit of such obligations and rights to a purchaser or assignee who acquires the Company or all or part of its business from that person, security agent, trustee, nominee or agent (or any receiver appointed by any of them); and

(c)

the Seller may assign (in whole or in part) the benefit of this agreement to any other member of the Seller’s Group provided that if such assignee ceases to be a member of the Seller’s Group all benefits relating to this agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Seller immediately before such cessation and the Seller shall procure the execution and delivery of any documents required to implement such re-assignment, provided that the Seller (in the case of clauses 26.1(a) and (b)) or the Purchaser (in the case of clause 26.1(c)), as applicable, shall not be under any greater obligation or liability thereby than if such assignment had never occurred and that the amount of loss or damage recoverable by the assignee shall be calculated as if that person had been originally named as the Purchaser (in the case of clauses 26.1(a) and (b)) or the Seller (in the case of clause 26.1(c)), as applicable, in this agreement (and, in particular, shall not exceed the sum which would, but for such assignment, have been recoverable hereunder by the Purchaser or Seller (as applicable) in respect of the relevant fact, matter or circumstance).

27.	Payments and Set-Off

27.1

Unless otherwise expressly stated (or as otherwise agreed in writing in the case of a given payment), each payment to be made under or pursuant to this agreement shall be made in USD by transfer of the relevant amount into the relevant account on or before the date the payment is due for value on that date and in immediately available funds and payment shall only be treated as having been made when the relevant amount is received in the relevant account in immediately available funds. The relevant account for a given payment is:

(a)

if that payment is to the Seller (whether on its own account or on behalf of any member of the Seller’s Group), such account of the Seller as the Seller shall, not less than ten (10) Business Days before the date that payment is due, have specified by giving written notice to the Purchaser for the purpose of that payment; and

(b)

if that payment is to the Purchaser, such account of the Purchaser as the Purchaser shall, not less than ten (10) Business Days before the date that payment is due, have specified by giving written notice to the Seller for the purpose of that payment.

27.2

If a party defaults in making any payment when due of any sum payable under this agreement, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of eight per cent. (8%), which interest shall accrue from day to day and be compounded monthly.

27.3

Subject to clauses 5.2, 27.4 and paragraph 4.8 of Schedule 6, the Purchaser shall procure that all monies payable to the Seller (or any other member of the Seller’s Group) under or pursuant to this agreement shall be paid in full without any deduction, withholding, set-off or counterclaim whatsoever unless required by applicable Law and the Purchaser irrevocably waives any such right to set-off or counterclaim against, or deduct or withhold from, any monies owed by it to the Seller or any other member of the Seller’s Group unless required by Law. To the extent any such deduction or withholding is required by applicable Law, the amounts payable to the Seller (or any other member of the Seller’s Group) under or pursuant to this agreement shall be increased such that, after taking into account such deduction or withholding (including such deduction or withholdings applicable to additional sums payable under this clause 27.3), the Seller (or the applicable member of the Seller’s Group) receives the amount it would have received had no such deduction or withholding been applicable; provided, however, that this sentence shall not apply with respect to any payment to a company the income of which is not subject to Tax in the United States of America.

27.4

Notwithstanding the foregoing, the Purchaser shall have a limited right to set-off in accordance with clause 5.2 and paragraph 4.8 of Schedule 6 against the Deferred Consideration otherwise due to the Seller in respect of amounts that are finally adjudicated by a court of competent jurisdiction or agreed in writing by the parties to be owed by the Seller to the Purchaser, in each case pursuant to a Warranty Claim (provided such Warranty Claim is in respect of a breach of a Fundamental Warranty or it is determined such court of competent jurisdiction or agreed in writing by the parties (as applicable) that it is a Warranty Claim to which the limitations of paragraph 4 of Schedule 5 do not apply by virtue of paragraph 12 of Schedule 5) or Tax Covenant Claim (a Permitted Set-Off). The Purchaser shall provide written notice to the Seller of its intent to exercise a Permitted Set-Off no less than ten (10) business Days prior to the applicable payment due date, specifying in reasonable detail the basis and amount of the proposed set-off. Any disputed set-off shall not relieve the Purchaser of its obligation to pay undisputed amounts on their scheduled due dates.

27.5

The Purchaser shall be responsible for and shall pay all documentary, sales, use, registration, value added, transfer, stamp and other similar Taxes, fees and costs (including interest, penalties and additions to any such Taxes) imposed on or payable in connection with the purchase of the Shares (Transfer Taxes). Notwithstanding any other provision of this agreement, the Purchaser shall prepare and timely file, or cause to be prepared and timely filed, any Tax Returns and other necessary documentation required to be filed with respect to any such Transfer Taxes. Each of the Parties shall, and shall cause their respective Affiliates to, reasonably cooperate in the preparation and filing of any such Tax Returns or other necessary documentation, and reducing the amount of any Transfer Taxes or obtaining exemptions therefrom.

28.	General

28.1	Each of the obligations, warranties and undertakings set out in this agreement (excluding any obligation which is fully performed at Completion) shall continue in force after Completion.

28.2	Each party shall pay the costs, charges and other expenses incurred by it in connection with the negotiation, entering into and completion of this agreement or any other Transaction Documents.

28.3

This agreement may be executed in any number of counterparts, all of which, taken together shall constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this agreement by executing a counterpart. Facsimile signatures or signatures sent by email attachment or telecopy shall be valid and binding to the same extent as original signatures.

28.4	The rights of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided in this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

28.5	No party shall be entitled to terminate or rescind this agreement except under clauses 7.2, 9.5 or 9.6.

28.6	Except as otherwise expressly stated in this agreement, a person who is not a party to this agreement may not enforce any of its terms.

28.7	The rights and obligations of the Seller and the Purchaser under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and assigns.

28.8	No amendment of this agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

28.9

The provisions contained in each clause and subclause of this agreement shall be enforceable independently of each of the others and their validity shall not be affected if any of the others are invalid. If any of those provisions is void but would be valid if some part of the provision were deleted, the provision in question shall apply with such modification as may be necessary to make it valid.

29.	Whole Agreement

29.1

This agreement and the other Transaction Documents contain the whole agreement between the parties relating to the transactions contemplated by the Transaction Documents and supersede all previous agreements, whether oral or in writing, between the parties relating to these transactions except the Confidentiality Agreement. Except as required by statute, no terms shall be implied (whether by custom, usage or otherwise) into this agreement.

29.2	Each party:

(a)

acknowledges that in agreeing to enter into this agreement and the other Transaction Documents to which it is party it has not relied on any express or implied representation, warranty, collateral contract or other assurance made by or on behalf of any other party before the entering into of this agreement and such other Transaction Documents; and

(b)

waives all rights and remedies which, but for this subclause 29.2, might otherwise be available to it in respect of any such express or implied representation, warranty, collateral contract or other assurance.

29.3

The Purchaser further acknowledges that no connected person or adviser of the Seller is authorised to make or give any warranty, representation, statement, undertaking or covenant of any nature on behalf of the Seller or any member of the Seller’s Group in respect of the transaction contemplated by this agreement and neither the Seller nor any member of the Seller’s Group shall have any liability to it in such respect (whether for vicarious acts or otherwise).

29.4	Nothing in this clause limits or excludes any liability for, or remedy in respect of, fraud.

30.	Governing Law and Jurisdiction

30.1

This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

30.2

Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery declines to accept jurisdiction, the Superior Court of the State of Delaware or, if federal jurisdiction exists, the United States District Court for the District of Delaware) for the resolution of any dispute, claim, or controversy arising out of or relating to this agreement or the transactions contemplated hereby, including any question regarding its existence, validity, or termination. Each party irrevocably waives any objection it may now or hereafter have to the laying of venue of any such proceeding in such courts and waives any claim that any such proceeding brought in such courts has been brought in an inconvenient forum.

30.3

Each party agrees that service of process in any such proceeding may be made by delivering a copy thereof by overnight courier or certified mail, return receipt requested, to such party at (in the case of the Seller) the address set forth in clause 23 or (in the case of the Purchaser) its registered office as set out on the first page of this agreement. Nothing in this clause 30 shall affect the right of any party to serve process in any other manner permitted by applicable Law.

30.4

EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING, OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

30.5

Notwithstanding the foregoing, each party shall have the right to seek emergency or interim injunctive or other equitable relief from any court of competent jurisdiction where necessary to prevent irreparable harm pending the resolution of any dispute.

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

SCHEDULE 1

COMPLETION

PART 1

SELLER’S OBLIGATIONS

At Completion the Seller shall deliver or procure the delivery to the Purchaser of:

(a)	a duly completed and executed Internal Revenue Service Form W-9;

(b)	an instrument of assignment duly executed by the Seller evidencing the transfer of the Shares to the Purchaser;

(c)

a certified true copy of the resolutions of the board of the directors of the Seller authorising the execution of this agreement and each of the other Transaction Documents to which it is or is to be a party;

(d)

an officer’s certificate, dated the Completion Date and signed on behalf of the Seller by a duly authorised officer of the Seller, certifying that the Conditions set out in clauses 7.1(a) and (b) have been satisfied as at Completion;

(e)	a letter of resignation from each Seller Director in respect of their role(s) as an officer and/or director of any Group Company (effective as of, and conditional upon, Completion);

(f)	the Transition Services Agreement duly executed by Skillsoft Finance II, Inc. and the Company;

(g)	the Security Agreement (provided it is in Agreed Form) duly executed by the Seller and the Company; and

(h)	subject to clause 17.4, the Seller Note (provided it is in Agreed Form) duly executed by the parties to it.

PART 2

PURCHASER’S OBLIGATIONS

At Completion the Purchaser shall deliver to the Seller:

(a)	a closing certificate duly executed by the Purchaser in the Agreed Form;

(b)

or procure the delivery to the Seller of a certified true copy of the resolutions of the board of the directors of the Purchaser authorising the execution of this agreement and each of the other Transaction Documents to which it is or is to be a party;

(c)	the Security Agreement (provided it is in Agreed Form) duly executed by the Purchaser; and

(d)

support letters in the Agreed Form duly executed by the Purchaser or a member of the Purchaser’s Group (other than a Group Company) replacing each such letter disclosed in folder 8.10 of the Data Room.

SCHEDULE 2

EMPLOYEES

1.	INFORMATION AND CONSULTATION OBLIGATIONS

1.1

The Seller and the Purchaser shall cooperate in good faith to comply with any information, consent or consultation obligations, and other similar requirements in relation to the Employees and any applicable labour or trade union, works council, labour organisation or similar employee representative (Employee Representative) that may be triggered by this agreement or the Transaction (the I&C Obligations).

2.	TRANSFER OF EMPLOYMENT

2.1

On or before Completion, the Seller and the Purchaser shall (or shall cause the applicable Seller Group Company or Group Company to) use reasonable endeavours to cause, the employment of any Transferring Business Employee to transfer to a Group Company, a member of the Purchaser’s Group or an Employer of Record selected by the Purchaser (as notified by the Purchaser to the Seller no later than seven (7) days after the date of this agreement) on terms which are no less favourable in the aggregate than those enjoyed by the relevant Transferring Business Employee immediately prior to the Relevant Transfer Date and which recognise each Transferring Business Employee’s period of service with the Seller’s Group such that no retrenchment payment or end of service gratuity or similar (including any severance or termination costs) becomes payable to the Transferring Business Employees on their transfer as contemplated by this Agreement. To the extent permitted by applicable Law, the Transferring Business Employees will transfer with their accrued unused holiday up to the Relevant Transfer Date. The Seller and the Purchaser shall cooperate in good faith to obtain any necessary consents from the Transferring Business Employees and to comply with all applicable Laws in connection with the transfer of employment, including any I&C Obligations.

2.2

The Purchaser shall indemnify and shall keep the Seller and each member of the Seller’s Group indemnified for all Employment Costs and any other losses and liabilities incurred by the Seller or any member of the Seller’s Group arising as a result of or in connection with: (i) any failure by the Purchaser or a member of the Purchaser’s Group to comply with its or their obligations under this Schedule 2, except where such failure arises as a result of any act or omission of the Seller or any member of the Seller’s Group, (ii) any breach or default by any member of the Purchaser’s Group (or an Employer of Record engaged by the Purchaser’s Group) following the Relevant Transfer Date in respect of any of their obligations or duties as employer to or in relation to any of the Transferring Business Employees, and (iii) any retrenchment payment or end of service gratuity or similar (including any severance or termination costs) that becomes payable to any Transferring Business Employee as a result of the transfer of their employment to a Group Company, a member of the Purchaser’s Group or an Employer of Record in accordance with paragraph 2.1 of this Schedule 2, provided, that, with respect to the transfer of employment to an Employer of Record, and absent any failure, breach or default referred to in (i) and (ii) above, such payment is to a Transferring Business Employee who accepts employment with the Employer of Record.

2.3

For a period of twenty four (24) months after Completion, neither the Purchaser nor any member of the Purchaser’s Group will hire a Transferring Business Employee who does not accept the terms of employment offered by the Group at or prior to Completion.

2.4

On or before Completion, the Seller shall (or shall cause the applicable Group Company to), use reasonable endeavours to cause the employment or engagement of any Excluded Employee to transfer to a Seller Group Company or Employer of Record. The Seller shall be responsible for complying with all applicable Laws in connection with such transfers. If the Seller (or the applicable Group Company) does not complete the transfer of the employment or engagement of some or all of the Excluded Employees on or before Completion (such employees being the Delayed Employees, save that any Excluded Employee who is no longer an employee or independent contractor of a Group Company will cease to be a Delayed Employee for the purposes of this agreement), then:

2.4.1

save where a Delayed Employee is no longer an employee or independent contractor of Group Company, the relevant Group Company will continue to employ or engage the Delayed Employees from Completion until the Relevant Transfer Date and, during that period, subject always to the relevant member of the Purchaser’s Group legal and/or regulatory obligations, the Delayed Employees will be under the day-to-day control and direction of the Seller or the relevant member of the Seller’s Group for all purposes;

2.4.2

the Purchaser or the applicable member of the Purchaser’s Group will be wholly responsible for discharging all obligations as employer or principal in relation to the Delayed Employees, including, without limitation, any obligation to pay the Employment Costs until their Relevant Transfer Date. The Seller will reimburse the Purchaser or the applicable member of the Purchaser’s Group in respect of all Employment Costs;

2.4.3

the Purchaser or the relevant member of the Purchaser’s Group shall facilitate the transfer of the employment or engagement of each of the Delayed Employees to the Seller, another member of the Seller’s Group or an Employer of Record prior to the Relevant Transfer Date and the Seller, another member of the Seller’s Group or an Employer of Record (as applicable) shall offer employment or engagement to each of the Delayed Employees on terms which are no less favourable than those on which they are employed or engaged by the Purchaser or another member of the Purchaser’s Group on the Relevant Transfer Date;

2.4.4

prior to their Relevant Transfer Date, the Purchaser (or the relevant member of the Purchaser’s Group) shall not, without the prior written consent of the Seller, change the pay, remuneration, benefits or any other terms and conditions of employment or engagement of the Delayed Employees (other than as required by Law) or take any other action that would increase the Employment Costs or terminate the employment or engagement of any of the Delayed Employees, other than where the Delayed Employee’s employment or engagement cannot be transferred to the Seller, another member of the Seller’s Group or an Employer of Record (which must be no earlier than the date that is three (3) months after Completion); and

2.4.5

prior to their Relevant Transfer Date, the Seller or relevant member of the Seller’s Group and the Purchaser or the relevant member of the Purchaser’s Group shall cooperate reasonably and in good faith with regards to any  employment matters in relation to any Delayed Employees which require action, investigation and/or decisions including, without limitation, appraisals and performance reviews, salary reviews, reasonable adjustments, periods of leave, disciplinary procedures, performance improvement processes, capability processes, complaints or grievances raised by the applicable Delayed Employee and the parties shall fully co-operate with each other  in relation to such matters and will provide any information, documents and/or assistance that the other party may reasonably require.

2.5

The Seller and Purchaser shall cooperate in good faith and provide all reasonably necessary assistance to effect the transfers and complete the I&C Obligations contemplated by this Schedule 2, including the provision of relevant information and execution of documents without undue delay.

3.	U.S. 401(K) RETIREMENT PLAN

3.1

Effective as of Completion, the US Business Employees shall cease active participation in the Skillsoft Corporation 401(k) Profit Sharing Plan (the Skillsoft 401(k) Plan). The Purchaser shall designate a tax qualified defined contribution retirement plan of the Purchaser Group with a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the Purchaser 401(k) Plan) that will cover the US Business Employees as of Completion.

3.2

The Purchaser shall cause the Purchaser 401(k) Plan to accept from the Skillsoft 401(k) Plan the “direct rollover” of the account balance (including, subject to the following sentence, the in-kind rollover of promissory notes evidencing outstanding loans that are not in default) of each US Business Employee who participated in the Skillsoft 401(k) Plan prior to Completion and who elects such direct rollover in accordance with the terms of the Skillsoft 401(k) Plan and the Code. The Seller and the Purchaser shall cooperate in good faith to work with the recordkeepers of the Skillsoft 401(k) Plan and the Purchaser 401(k) Plan to develop a process and procedure for effecting the in-kind direct rollover of the promissory notes evidencing participant loans from the Skillsoft 401(k) Plan to the Purchaser 401(k) Plan, and the obligation of the Skillsoft 401(k) Plan to permit the in-kind rollover of loan promissory notes is conditioned on the development of a loan rollover process and procedure that is acceptable to the respective recordkeepers.

SCHEDULE 3

INDEPENDENT ACCOUNTANTS

1.

If and whenever any item in dispute relating to the ascertainment of the Completion Balance Sheet falls to be referred, in accordance with the relevant provision of this agreement, to Independent Accountants for determination, it shall be referred to such internationally recognised firm of chartered accountants based in the United States with relevant expertise in determining the matters contemplated in this Schedule 3:

(a)

as the Seller and the Purchaser may agree in writing within five (5) Business Days after the expiry of the period allowed by paragraph 3(c) of Part 1 of Schedule 8 for the Seller and the Purchaser to reach agreement over the relevant item in dispute; or

(b)	failing such agreement, as shall be selected for this purpose by the Seller and the Purchaser’s independent accounting firms.

2.

The Seller and the Purchaser shall co-operate in good faith to do everything necessary to procure the effective appointment of the Independent Accountants. The Seller and the Purchaser shall agree terms of engagement with the Independent Accountants as soon as reasonably practicable after the Independent Accountants are nominated and shall not withhold or delay their consent to such terms if they are reasonable and consistent with the provisions of this agreement. The Seller and the Purchaser shall counter-sign the terms of appointment as soon as they are agreed.

3.	The Independent Accountants shall act on the following basis:

(a)	the Independent Accountants shall act as experts and not as arbitrators;

(b)

the item or items in dispute shall be notified to the Independent Accountants in writing by the Seller and/or the Purchaser within ten (10) Business Days of the Independent Accountants’ appointment, together with any written submissions which shall be submitted simultaneously to the Independent Accountants;

(c)	their terms of reference shall be as set out in the relevant schedule to their terms of engagement;

(d)	the Independent Accountants shall decide the procedure to be followed in the determination;

(e)

the Seller and the Purchaser shall each provide and the Purchaser shall procure that the Group Companies shall provide the Independent Accountants promptly with all access to premises, information, assistance (including assistance from employees) and access to Books and Records of account, documents, files, working papers and information stored electronically which they reasonably require, and the Independent Accountants shall be entitled (to the extent they consider it appropriate) to base their determination on such information and on the accounting and other records of the Group Companies;

(f)	the determination of the Independent Accountants shall (in the absence of manifest error) be final and binding on the parties; and

(g)

the costs of the determination, including fees and expenses of the Independent Accountants, shall be borne as the Independent Accountants shall determine, failing which they shall be borne equally as between the Seller on the one hand and the Purchaser on the other hand.

SCHEDULE 4

SELLER’S WARRANTIES

PART 1

FUNDAMENTAL WARRANTIES

1.1	The Seller is a corporation duly incorporated, validly existing, and in good standing under the Law of the State of Delaware.

1.2

The Seller has the requisite power, capacity and authority to execute and deliver this agreement and each of the other Transaction Documents to which it is or will be a party and to perform its obligations under each of them and has taken all action necessary to authorise such execution and delivery and the performance of such obligations.

1.3

This agreement constitutes, and each of the other Transaction Documents to which the Seller is or will be a party will, when executed and delivered, and together with all obligations under this agreement and each Transaction Document, assuming the due authorization, execution and delivery by the parties hereto and thereto, constitute legal, valid and binding obligations on the Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

1.4

The execution, delivery and performance of the Seller’s obligations under this agreement and the Transaction Documents does not and will not conflict with or constitute a default under any provision of:

(a)

the certificate of incorporation, organization, or formation, the bylaws, limited liability company, operating or partnership agreement, memorandum or articles of association, or equivalent constitutional documents of the Seller or any Group Company; or

(b)

order, judgment, award, injunction, decree, ordinance or regulation by which the Seller or any Group Company is bound or submits, except as would not be reasonably likely to result, individually or in the aggregate, in a material adverse effect.

1.5

The Seller is the owner of record and the beneficial owner of the Shares. There are no other limited liability company interests or other equity interests of the Company issued or outstanding other than the Shares, and there are no securities convertible or exchangeable into limited liability company interests of Company or options, warrants, calls, subscriptions, or other rights, agreements, or commitments obligating the Company to issue, transfer, or sell any limited liability company interests or profit interests. There are no Encumbrances on the Shares, except (i) Encumbrances arising out of, under or in connection with the Securities Act of 1933 or any other applicable Securities Laws, (ii) Encumbrances arising under the limited liability company agreement of the Company, and (iii) Encumbrances arising out of, under or in connection with this agreement or any other Transaction Document. All of the Shares are duly authorised, validly issued, and fully paid and were issued in compliance in all material respects with applicable Securities Laws and were not issued in violation of any pre-emptive rights, purchase or call rights, rights of first refusal, or subscription rights and are fully vested. There are no voting trusts, stockholder or shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Shares.

1.6

The Company is a limited liability company duly formed, validly existing, and in good standing under the Laws of the State of Delaware. Each other Group Company is duly incorporated or organized, validly existing, and in good standing (to the extent such concept is recognised under applicable Laws) under the laws of the jurisdiction of its incorporation or organization.

1.7	The particulars relating to the Group Companies set out in Schedule 3 of the Disclosure Letter is true and accurate in all material respects.

1.8

A Group Company is the record and beneficial owner of all of the equity interests of another Group Company other than the Company and there are no Encumbrances over them, except (i) any Encumbrances arising out of, under or in connection with the Securities Act of 1933 or any other applicable Securities Laws, (ii) Encumbrances arising under the organizational documents of such Group Company, and (iii) any Encumbrances arising out of, under or in connection with this agreement or any other Transaction Document. All of the shares in the capital of each Group Company other than the Company have been duly authorised and validly issued, are fully paid and nonassessable (to the extent such concept is recognised under applicable Laws), were issued in compliance in all material respects with applicable Securities Laws and were not issued in violation of any pre-emptive rights, purchase or call rights, rights of first refusal, or subscription rights and are fully vested. There are no voting trusts, stockholder or shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the shares in any Group Company.

1.9

Except for the Group Companies’ ownership interest in the applicable Group Company, no Group Company owns any capital stock or any other equity interests in any other person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such person.

PART 2

BUSINESS WARRANTIES

1.	ACCOUNTS

1.1

The Accounts relating to the Group have been prepared in accordance with the accounting policies used in preparing the Skillsoft Corp consolidated financial statements in respect of the period ending 31 January 2026 applied on a consistent basis and fairly present the assets and liabilities of the Group as at the date to which they have been prepared and the profits or losses of the Group for the period concerned.

1.2

No Group Company has since the Accounts Date incurred other than in the ordinary course of business any material liability in the form of a capital commitment or arising from the breach of any Contract in an amount exceeding $100,000.

2.	ABSENCE OF LITIGATION

2.1	No Group Company has received written notice of any Actions (including injunctions and unsatisfied judgments) which are pending or, to the knowledge of Seller, threatened, against the Group.

2.2	None of the Group Companies has received written notice that it or any property, asset or business of the Group is subject to any order or any continuing investigation by any Government Authority.

3.	COMPLIANCE WITH LAWS

(a)

No Group Company is, or has been in the past two (2) years, in violation of any Laws or orders applicable to the conduct of the Business, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a material adverse effect. No Group Company has received any written notice of or been charged with the violation of any Laws, except where such violation would not be reasonably expected to have, individually or in the aggregate, a material adverse effect.

(b)

In the past two (2) years, (i) there has been no action taken by any Group Company, nor, as far as the Seller is aware, any officer, director, manager, employee, or agent, representative or sales intermediary of the Group Companies, in each case, acting on behalf of or in connection with a Group Company, in violation of any applicable Anti-Corruption Law, (ii) no Group Company, nor as far as the Seller is aware, any officer, director, manager, employee, agent, representative or sales intermediary of the Group Companies, in each case, has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Government Authority for violation of any applicable Anti-Corruption Laws, and (iii) no Group Company has received any written notice or citation from a Government Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law. The Group has implemented and maintains effective internal controls reasonably designed to prevent and detect violations of all applicable Anti-Corruption Laws.

(c)

No Group Company nor, as far as the Seller is aware, any of their respective officers, directors, managers, employees, nor, any of their agents, representatives or sales intermediaries, is (i) a person that is designated on, or is owned or controlled (as the terms “owned” and “controlled” are interpreted under relevant Sanctions) by a person that is designated on any list of sanctioned parties maintained by the United States, Canada, the United Kingdom, or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC; or (ii) located or organized in a country or territory that is or whose government is, or has been in the past two (2) years, the target of comprehensive country-or territory-wide Sanctions imposed by the United States (being, as of the date of this agreement, Cuba, Iran, North Korea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic regions of Ukraine, and the Crimean region of the Ukraine).

(d)

In the past two (2) years, except as would not, individually or in the aggregate, be reasonably expected to have a material adverse effect: (i) there has been no action taken by the Group Companies, or, as far as the Seller is aware, any officer, director, manager, employee, agent, representative or sales intermediary of the Group Companies, in each case, acting on behalf of a Group Company in violation of applicable Sanctions (ii) no Group Company has been convicted of violating applicable Sanctions or been subjected to any formal investigation by a Government Authority for violation of any applicable Sanctions, and (iii)  no Group Company has received any written notice or citation from a Government Authority for any actual or potential noncompliance with any applicable Sanctions.

4.	INTELLECTUAL PROPERTY

4.1

The document with reference 9.2 in the Data Room sets forth a list as of the date of this agreement, of all material Registered IPR. Except as would not reasonably be expected to have individually or in the aggregate, a material adverse effect on the operation of the Business: all applicable registration, maintenance and renewal fees currently due in connection with such Registered IPR have been made.

4.2

Except as would not reasonably be expected to have individually or in the aggregate, a material adverse effect on the operation of the Business, the Group Companies collectively own all Owned Business IPR, and none of the Owned Business IPR is subject to any Action or outstanding order materially restricting the use, distribution, transfer or licensing thereof by the Group Companies.

4.3

As far as the Seller is aware, as of the date of this agreement, no person is infringing or misappropriating any Owned Business IPR, except for any such infringements or misappropriations that would not reasonably be expected to have, individual or in the aggregate, a material adverse effect.

4.4

Within the twelve (12) months prior to the date of this agreement, no Group Company has received any written claim or notice from any person alleging that the operation of the Business infringes upon or misappropriates any Intellectual Property Rights of any third party, in each case, which, if proven or established, would reasonably be expected to have, individually or in the aggregate, a material adverse effect.

4.5

Except as would not reasonably be expected to have individually or in the aggregate, a material adverse effect, within the twelve (12) months prior to the date of this agreement, no Group Company has (i) experienced a Personal Data Breach requiring notification to any Government Authority; or (ii) been subject to any investigations, notices or requests from any supervisory authority or other Government Authority in relation to their compliance with Data Protection Laws.

4.6

Each Group Company has, within the twelve (12) months prior to the date of this agreement, complied in all material respects with all applicable Data Protection Laws, except as would not reasonably be expected to have individually or in the aggregate, a material adverse effect on the operation of the Business.

4.7

Except as would not reasonably be expected to have individually or in the aggregate, a material adverse effect, as far as the Seller is aware, the Group Companies have complied in all material respects with the terms of all open source software licences applicable to the Owned Business IPR.

4.8

Except as would not reasonably be expected to have individually or in the aggregate, a material adverse effect, within the twelve (12) months prior to the date of this agreement, there have been no failures, breakdowns, breaches, outages or unavailability of the material computer systems (including hardware and software systems, firmware, networks and connecting media) used by the Company for the Business.

4.9

Notwithstanding anything in this agreement to the contrary, the warranties given by the Seller in this paragraph 4 are the sole and exclusive warranties made pertaining or relating to Intellectual Property Rights, Personal Data and the subject matters set forth in this paragraph 4.

5.	MATERIAL CONTRACTS

5.1

The Disclosure Letter lists the following Contracts, which are Contracts to which one or more of the Group Companies are a party that is in effect on the date of this agreement (collectively, the Material Contracts):

(a)

Contracts to sell (including an assignment to a third party with respect to Leased Property) or otherwise dispose (other than a license or sublicense) of any material asset of a Group Company, other than in the ordinary course of business, which Contracts have obligations that have not been satisfied or performed;

(b)

Contracts relating to the acquisition or disposition by a Group Company of any operating business, business organization, division or the capital stock of any person, in each case, for consideration in excess of $500,000 and which acquisition or disposition is pending or was consummated within the last two (2) years;

(c)

Contracts with outstanding obligations for the purchase of personal property, fixed assets or real estate having a value individually, with respect to all purchases thereunder, in excess of $100,000 or, together with all related Contracts, in excess of $500,000, in each case, other than purchases in the ordinary course of business consistent with past practices;

(d)

Contracts relating to creating, incurring, assuming or guaranteeing debt, making any loans or extending credit (other than to customers in the ordinary course of business), granting an Encumbrance on assets, whether tangible or intangible, to secure debt, in each case, involving amounts in excess of $500,000;

(e)	Contracts with the Top Customers and Top Suppliers;

(f)	Contracts between a Group Company on the one hand, and the Seller, on the other hand, that will not be terminated at or prior to the Completion;

(g)	Contracts establishing any joint venture, partnership or strategic alliance that is material to the Business taken as a whole; and

(h)	material settlements or other arrangements entered into in the past two (2) years with respect to any Action.

5.2

Each Material Contract is in full force and effect and represents the legal, valid and binding obligation of the Group Company(ies) party thereto, as the case may be, and, as far as the Seller is aware, each other party to such Material Contract, and is enforceable against the applicable Group Company, as the case may be, and, as far as the Seller is aware, each other party to such Material Contract, in accordance with its terms, subject in each case to applicable Law.

5.3

No Group Company has delivered any notice of any default or event that with notice or lapse of time or both would constitute a default by a third party under any Material Contract, except for defaults that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.

5.4	No Group Company has received any written claim or notice of material breach of or material default under any Material Contract in the twenty-four (24) months prior to the date of this agreement.

5.5

As far as the Seller is aware, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by any Group Company.

5.6

No Group Company has received written notice from a third party under any Material Contract that such party intends to terminate or not renew any such Material Contract in the twenty-four (24) months prior to the date of this agreement.

5.7

The execution, delivery and performance of the Seller’s obligations under this agreement and the Transaction Documents does not and will not conflict with or constitute a default under any provision of any Material Contract, except as would not be reasonably likely to result, individually or in the aggregate, in a material adverse effect.

6.	EMPLOYMENT AND EMPLOYEE BENEFIT MATTERS

6.1

Folder 6 in the Data Room contains, as of the date of this agreement, current and material standard terms and conditions of employment applicable to the Employees and material Employee Plans (or the standard forms thereof), including, to the extent applicable: (i) any written plan documents and all material amendments thereto, and (ii) the most recent summary plan descriptions.

6.2

Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or is entitled to rely on an advisory or opinion letter, from the IRS and, as far as the Seller is aware, no facts or circumstances exist that would reasonably be expected to cause the IRS to revoke such letter.

6.3

No Employee Plan is (i) a defined benefit pension plan or an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

6.4	Within the past two (2) years, each Employee Plan has been operated in accordance with its terms and the requirements of applicable Law, in all material respects.

6.5

No material Actions are pending or, as far as the Seller is aware, threatened in writing from any Government Authority in connection with any Employee Plan (other than routine benefit claims), that would reasonably be expected to have, individually or in the aggregate, a material adverse effect.

6.6

No Employee Plan provides benefits or coverage in the nature of health or life insurance following retirement or other termination of employment, other than coverage or benefits required to be provided under applicable Law.

6.7

The consummation of the Transaction will not, either alone or in combination with another event, (i) entitle any Employee to any payment or accelerate the time of payment or vesting of any payment due to any Employee, (ii) materially increase the amount of compensation or benefits due under any Employee Plan or (iii) result in any “disqualified individual” receiving any payment that would be characterized as an “excess parachute payment” (each such term as defined in Section 280G of the Code).

6.8

No Group Company has in existence or is proposing to introduce any share incentive, share option, or other share incentive arrangement, and no Employee participates in any such arrangement of the Seller’s Group.

6.9

Each Group Company is in compliance in all material respects with all applicable Laws with respect to employment and employment practices, including all Laws relating to wages, hours, holiday, employment discrimination, workers’ compensation, classification of employees and independent contractors, harassment and retaliation. There are no material Actions pending against any Group Company brought by any individual service provider of any Group Company, or as far as the Seller is aware, threatened by, such service provider, challenging his or her status as an employee, partner, or independent contractor or making a claim for additional compensation or any benefits under any Employee Plan or otherwise.

6.10

With respect to the Employees, there are no (i) strikes, work stoppages, work slowdowns or lockouts pending, or, as far as the Seller is aware, threatened against any Group Company, or (ii) unfair labour practice charges, collective grievances or claims pending, or, as far as the Seller is aware, threatened by or on behalf of any Employee, except in each case as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.

6.11

No Employee is represented by a labour union with respect to such employee’s employment with a Group Company and no Group Company is a party to, or otherwise subject to, any collective bargaining agreement or other similar labour union Contract, and, as far as the Seller is aware, there is no organizational activity being made or threatened in writing by or on behalf of any labor union with respect to any Employee.

6.12

No Group Company has incurred any liability or notice obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the WARN Act) or any similar state or local Law concerning collective redundancies that remains unsatisfied. Within the three (3) month period prior to the date of this agreement, there have not been any plant closings, mass layoffs, collective redundancies, or events of similar import within the meaning of the WARN Act or similar state or local Law.

6.13

Notwithstanding anything in this agreement to the contrary, the warranties given by the Seller in this paragraph 6 contain the sole and exclusive warranties given with respect to the Employees, Employee Plans or other employment or employee benefits matters.

7.	TAX

7.1

The Group Companies have within the last four (4) years timely filed all income and other material Tax Returns required to be filed, taking into account any extensions of time to file such Tax Returns. All amounts of Taxes owed by the Group Companies, whether or not shown on such Tax Returns, have been paid or properly accrued for in the Accounts.

7.2

No Tax contest is pending or threatened in writing with respect to any material Taxes due from or with respect to the Group Companies, no material deficiencies for any Taxes have been assessed in writing by a Tax Authority against any Group Company that have not been fully and timely paid, settled or properly reflected in the Accounts, and no claim in writing has been made by any Tax Authority in a jurisdiction where the Group does not file Tax Returns that any Group Company is or may be subject to taxation by that jurisdiction.

7.3

The Group Companies have complied in all material respects with all applicable withholding and remitting obligations for Taxes required to have been withheld in connection with amounts paid to any employees, independent contractors, creditors, stockholders and third parties and have complied in all material respects with all Tax information reporting provisions of all applicable Laws.

7.4	As far as the Seller is aware, no Group Company has been a party to any transaction required to be specifically disclosed to any Tax Authority under applicable Law.

8.	REAL PROPERTY

8.1	No Group Company owns any real property.

8.2

All leases, subleases and licenses (including any amendments, renewals and guaranties with respect thereto) under which a Group Company is a lessee, sublessee or licensee (the Real Property Leases and each a Real Property Lease) are in full force and effect and are enforceable as against each Group Company (as applicable), and as far as the Seller is aware, as against any other counterparty thereto, in all material respects, in accordance with their respective terms, and, no written notices of default under any Real Property Lease have been sent or received by any Group Company within the twenty-four (24) month period ending on the date of this agreement.

8.3

So far as the Seller is aware, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of any Real Property Lease by any Group Company resulting in its termination.

8.4	True, correct and complete copies of the Real Property Leases have been made available to Purchaser in the Data Room.

8.5

No Group Company has received any written notice from any Government Authority asserting any violation of applicable Laws with respect to the Leased Property that remains uncured as of the date of this agreement and that would reasonably be expected to have, individually or in the aggregate, a material adverse effect.

9.	BROKERS

9.1	No broker, finder, investment banker or other person is entitled to any brokerage, finder’s or other similar fee or commission from any Group Company in connection with the Transaction.

10.	INSURANCE

10.1

The document with reference 15.5 in the Data Room provides a list of all material insurance policies maintained for, at the expense of or for the benefit of, the Group Companies or the Business. Each such insurance policy is in full force and effect, all premiums due to date thereunder have been paid in full and except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect, no Group Company is in default with respect to any other obligations thereunder. No written notice of cancellation, nonrenewal, in whole or in part, disallowance or reduction in coverage or claim with respect to any such insurance policy currently in force has been received by any Group Company as of the date of this agreement.

11.	CUSTOMERS AND SUPPLIERS

Folder 15.2.6 in the Data Room sets forth true and complete lists of the (i) ten (10) largest customers of the Business, as measured by the fiscal year up to 31 January 2026 (the Top Customers) and (ii) five (5) largest suppliers of the Business, as measured by the dollar amount of purchases therefrom or thereby during the twelve (12) month period ending on 31 January 2026, (the Top Suppliers) (the Customer and Supplier Lists). No customer or supplier listed on the Customer and Supplier Lists has, in each case by notice in writing, terminated its relationship with any Group Company or materially reduced the pricing or other terms of its business with any Group Company, and no customer or supplier listed on Customer and Supplier Lists has notified any Group Company that it intends to terminate or materially reduce the pricing or other terms of its business with such Group Company, in each case save as contemplated in the applicable terms of business.

12.	AFFILIATE AGREEMENTS

12.1

Other than Contracts entered into between Group Companies, no Group Company is a party to any material Contract with any (i) present or former executive officer or director of the Company, or (ii) connected person of any of the foregoing.

13.	PERMITS

13.1

All Group Companies have all material Permits (the Material Permits) that are required to own, lease or operate its properties and assets and to conduct the Business, except where the failure to obtain the same would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.

13.2

(a) Each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by any Group Company, (c) as far as the Seller is aware, no Material Permit upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, as far as the Seller is aware, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each Group Company is in compliance with all Material Permits applicable to relevant Group Company, as applicable.

SCHEDULE 5

LIMITATIONS ON SELLER’S LIABILITY

1.	NOTIFICATION OF CLAIMS

1.1

Notices of Claims against the Seller shall be given by the Purchaser to the Seller as soon as reasonably practicable and in any event within the time limits specified in paragraph 5. Any such notice shall specify in reasonable detail the matter or circumstance, the legal and factual basis of the Claim and the evidence on which the Purchaser relies (including, where the Claim is the result of or in connection with a Claim by a third party, evidence of such third party’s claim to the extent such evidence is in the possession or control of the Purchaser) and the Purchaser’s estimate, on a without prejudice basis, of the amount of such Claim.

1.2

Failure to give notice in accordance with paragraph 1.1 shall not affect the rights of the Purchaser to make a relevant Claim, except that the failure shall be taken into account in determining the liability of the Seller for such Claim to the extent that the Seller establishes that the amount of it is increased, or not reduced, as a result of such failure.

2.	EXCLUSIONS

2.1	The Seller shall not be liable in respect of a Claim to the extent that the matter or circumstance giving rise to that Claim:

(a)	was taken into account in the Accounts or is otherwise reflected in the Accounts (including, without limitation, by way of a note or a statement in any report forming part of the Accounts);

(b)	is taken into account in the Completion Balance Sheet; or

(c)	with respect to Warranty Claims only, is Disclosed.

2.2

The Seller shall not be liable in respect of a Claim (including any liability for Taxation in relation thereto) to the extent that, and only to the extent that, the relevant Claim or relevant liability arises or is increased as a result of:

(a)

any new legislation, a change in legislation, rule or regulation after the date of this agreement (whether or not the change or withdrawal purports to be effective retrospectively in whole or in part);

(b)

any act, omission, transaction or arrangement carried out at the written request, or with the prior written consent, or on behalf, of the Purchaser or a member of the Purchaser’s Group before, at or after Completion; or

(c)	any breach by the Purchaser of any of its obligations under this agreement or any other Transaction Document.

3.	MINIMUM CLAIMS

The Seller shall not be liable in respect of any Tax Covenant Claim unless and until the aggregate amount of Losses in respect of all such Tax Covenant Claims exceeds $50,000, in which event the Seller shall be liable only for the amount of such Losses in excess of $50,000.

4.	AGGREGATE FINANCIAL LIMIT

4.1

The maximum aggregate liability of the Seller in respect of any and all Warranty Claims (in each case including costs, expenses and interest under any provision of this agreement from the date that such payment becomes due) (together with any VAT thereon) for which the Seller is liable shall not exceed $1.00 provided, however, that the foregoing cap shall not apply to any Warranty Claim arising under the Fundamental Warranties or any Tax Covenant Claim.

4.2

Subject to paragraph 4.1, the maximum aggregate liability of the Seller in respect of any and all other Claims (including any Warranty Claim arising under the Fundamental Warranties, any indemnity claim permitted under this agreement and any Tax covenant Claim but not including any other Warranty Claims), in each case including costs, expenses and interest under any provision of this agreement from the date that such payment becomes due (together with any VAT thereon), for which the Seller is liable shall not exceed an amount equal to the Final Consideration.

5.	TIME LIMITS

5.1	The liability of the Seller in respect of:

(a)	any Claim (other than any Tax Claim or Warranty Claim arising under the Fundamental Warranties) shall terminate on the second anniversary of this agreement;

(b)	any Warranty Claim arising under the Fundamental Warranties shall terminate on the tenth anniversary of this agreement; and

(c)	any Tax Claim shall terminate on the seventh anniversary of this agreement,

and in each case the liability of the Seller in respect of such Claim shall absolutely determine (if such Claim has not been previously satisfied, settled or withdrawn) if legal proceedings in respect of such Claim shall not have been commenced within six months of the service of such notice in respect of such Claim in accordance with paragraph 1 and for this purpose proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the Seller, except in the case of a Claim based upon a liability which is contingent or otherwise not capable of being quantified, in which case the period of six months shall commence on the date that the contingent liability becomes an actual liability or the liability is capable of being quantified.

6.	CONSEQUENTIAL LOSS

The Seller shall not be liable for any Claim for any indirect or consequential loss or for any award which might otherwise be made by a court for punitive or special damages, except, in each case, to the extent such loss or damages are payable by the Purchaser or any Group Company to a third party pursuant to a final judgment, order or award of a court or other competent tribunal in respect of a matter for which the Seller is otherwise liable under this agreement.

7.	RECOVERY FROM THIRD PARTIES

If:

(a)	the Seller makes a payment in respect of a Claim or it is otherwise settled in accordance with this agreement (a Claim Payment);

(b)

at any time after the making of such Claim Payment any Group Company or the Purchaser receives any sum other than from the Seller which would not have been received but for the matter or circumstance giving rise to the relevant Claim (the Third-Party Sum);

(c)	the receipt of the Third-Party Sum was not taken into account in calculating the Claim Payment; and

(d)

the aggregate of the Third-Party Sum and the Claim Payment exceeds the amount required to compensate the Purchaser or the Group Company concerned (as the case may be) for the matter or circumstance which gave rise to the relevant Claim (such excess being the Excess Recovery), the Purchaser shall, within ten (10) Business Days following receipt of the Third-Party Sum by it or the Group Company concerned, repay to the Seller an amount equal to the lower of (i) the Excess Recovery and (ii) the Claim Payment paid or otherwise settled by the Seller, after deducting (in either case) all costs reasonably incurred by the Purchaser or any Group Company in recovering the Third-Party-Sum and any and all Tax payable by the Purchaser or any Group Company by virtue of its receipt.

8.	INSURANCE

Without prejudice to the Purchaser’s duty to mitigate any loss, if in respect of any matter which would otherwise give rise to a Claim, any of the Group Companies is entitled to claim under any policy of insurance, the amount of insurance monies which that Group Company receives shall reduce pro tanto or extinguish that Claim.

9.	CONTINGENT LIABILITIES

If any Claim is based upon a liability which is contingent only, the Seller shall not have any obligation to make a payment in respect thereof unless (and until) such contingent liability gives rise to an obligation to make a payment before: (a) the seventh anniversary of this agreement in the case of a Tax Claim; or (b) the second anniversary of this agreement.

10.	NET BENEFIT

The Seller shall not be liable in respect of any Claim for any Losses suffered by the Purchaser, or any member of the Group, to the extent that there are any corresponding savings by or net benefit to the Purchaser’s Group or any member of the Group, including the amount by which any Taxation for which any member of the Purchaser’s Group is accountable or liable to be assessed is actually, or is reasonably likely to be, reduced or extinguished as a result thereof.

11.	NO DOUBLE COUNTING

The Purchaser shall be entitled to make more than one Claim arising out of the same subject matter, fact, event or circumstance but the Seller shall not be liable more than once in respect of the same loss, regardless of whether more than one Claim arises in respect of it.

12.	REDUCTION TO CONSIDERATION

Any payment by the Seller in respect of a Claim shall, to the extent lawful, be treated as a reduction to the Final Consideration.

13.	SUBSEQUENT SALES

The Seller shall have no liability in respect of a Claim arising out of a matter or circumstance in respect of a Group Company which, at the time notice is served in accordance with paragraph 1, the relevant Group Company has ceased to be a subsidiary of the Purchaser.

14.	NO SET OFF

The Purchaser waives any and all rights of set off, counterclaim, deduction or retention against or in respect of any of its payment obligations under this agreement or any of the other Transaction Documents which it might otherwise have by virtue of any Claim, except as expressly permitted by clauses 5.2, 27.4 and paragraph 4.8 of Schedule 6.

15.	TAX WARRANTIES

The only Seller’s Warranties given in respect of Tax matters are the Tax Warranties, and none of the other Seller’s Warranties shall be, or shall be deemed to be, whether directly or indirectly, a Seller’s Warranty in respect of Tax and the Purchaser acknowledges and agrees that the Seller makes no other warranty as to Tax.

16.	FRAUD

Nothing in this Schedule 5 shall have the effect of limiting or restricting any liability of the Seller in respect of any claim under this agreement arising as a result of any fraud by the Seller.

SCHEDULE 6

TAX COVENANT

1.	INTERPRETATION

1.1	In this Schedule 6, unless the context requires otherwise:

Accounts Relief means a Relief that has:

(a)	been treated as an asset in the Completion Balance Sheet; or

(b)	been taken into account in computing (and reducing) any provision for deferred Tax which appears in the Completion Balance Sheet;

Actual Tax Liability means any liability of any Group Company (including any increase in any liability of a Group Company) to make or suffer an actual payment of, in respect of or on account of Tax (including payments of, in respect of or on account of Tax for which a Group Company: (i) is not primarily liable; or (ii) has indemnified another person) with the amount of the Actual Tax Liability being the amount of the actual payment;

Deemed Tax Liability means the Use of a Purchaser’s Relief against any Actual Tax Liability or against any Income, Profits or Gains earned, accrued or received where, but for such Use, the Purchaser would have been entitled to make a claim under this Schedule 6, in which case the amount of the Deemed Tax Liability shall be equal to the amount which would have been payable in the absence of the Use of that Purchaser’s Relief;

Event means any event, transaction, action, circumstance or omission;

Income, Profits or Gains means income, receipts, turnover, revenue, profits, chargeable gains and any other similar measure by reference to which Tax is chargeable or assessed;

Purchaser’s Group means the Purchaser and any person, other than a Group Company, from time to time treated as being a member of the same group as the Purchaser for any Tax purpose;

Purchaser’s Relief means: (a) any Relief of a Group Company to the extent that the same arises as a consequence of or by reference to an Event occurring after Completion or in respect of a period commencing after Completion; (b) any Relief of any member of the Purchaser’s Group; or (c) any Accounts Relief;

Tax Liability means an Actual Tax Liability or a Deemed Tax Liability;

Tax Proceeding means an inquiry, claim, assessment, audit or similar event with respect to Taxes of any Group Company or with respect to any Group Company with respect to any Tax period ending on or before the Completion Date (or any portion thereof); and

Use means in relation to any Relief, the use or set-off of such Relief.

1.2	In this Schedule 6:

(a)

references to Income, Profits or Gains earned, accrued or received on or before a particular date or in respect of a particular period or part of a period includes Income, Profits or Gains which are deemed for the purposes of any Tax to have been earned, accrued or received at or before that date or in respect of that period or that part of a period; and

(b)

references to an Event occurring on or before a particular date shall include an Event deemed for the purposes of any Tax to occur or which is otherwise treated or regarded as occurring on or before such date, and references to an Event occurring after a particular date shall include an Event deemed for the purposes of any Tax to occur or which is otherwise treated or regarded as occurring after such date.

2.	COVENANT

Subject to paragraph 3, the Seller covenants to pay to the Purchaser (so far as possible by way of an adjustment to the consideration for the Shares) an amount equal to:

(a)	any Actual Tax Liability arising:

(i)

in connection with or as a consequence of an Event (including the matter relating to the notice issued by the Belgian Federal Public Service Finance, as disclosed in document 15.16.1.1 of the Data Room) which occurred on or before Completion;

(ii)	in respect of or with reference to any Income, Profits or Gains which were earned, accrued or received on or before Completion; or (without duplication)

(iii)

 in respect of any reserve, accrual or uncertain Tax position disclosed, reflected, reserved for or provided against in the Company’s balance sheet under FIN 48 (including any corresponding item disclosed, reflected, reserved for or provided against in the Accounts or the Completion Balance Sheet); and

(b)	any Deemed Tax Liability.

3.	EXCLUSIONS

3.1	The covenant in paragraph 2 does not apply in respect of a Tax Liability (and there shall be no Tax Warranty Claim in respect of a Tax Liability) to the extent that:

(a)	except with respect to the Tax Liability described in paragraph 2(a)(iii), provision, allowance or reserve in respect of the Tax Liability was made in the Completion Balance Sheet;

(b)	that Tax Liability was paid or discharged before Completion and such payment or discharge has been reflected in the Completion Balance Sheet;

(c)	recovery (less costs and expenses) has already been made by the Purchaser under the Warranties or otherwise under this agreement in respect of that Tax Liability; or

(d)	the Tax Liability is covered by a policy of insurance or has otherwise been made good without cost to the relevant Group Company or to any other member of the Purchaser’s Group.

4.	ADDITIONAL TAX COVENANTS

4.1

The Seller shall prepare and file (or cause to be prepared and filed), (a) all Tax Returns of any Group Company with respect to any Tax period ending on or before the Completion Date that are required to be filed on or before the Completion Date or (b) all Tax Returns that are prepared on a consolidated, combined, affiliated or unitary basis with respect to such Seller or any of its Affiliates.

4.2

Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) relating to any Tax periods (or portions thereof) of a Group Company ending on or before the Completion Date that is later received by Purchaser (or any of its Affiliates) or any Group Company shall be paid over promptly by Purchaser to the applicable Seller, net of all out-of-pocket expenses (including any Taxes) incurred by Purchaser in obtaining such refund, credit or similar benefit.

4.3

Seller and Purchaser shall and shall cause their respective Affiliates to (i) treat the purchase and sale of the Shares pursuant to this Agreement as a sale of the assets of the Company by the Seller for U.S. federal income tax purposes, and (ii) take no position contrary thereto on any applicable Tax Return or in any Tax audit, examination or other proceeding, or otherwise, in each case, except to the extent required to do otherwise pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state or local Law).

4.4	Post-Closing Actions.

4.4.1

Purchaser shall not, and shall not cause or permit any of its Affiliates to (i) cause or permit any Group Company to take any action on the Completion Date after Completion outside the ordinary course of business; (ii) amend, refile, revoke or otherwise modify, or consent to the amendment, refiling, revocation or modification of, any Tax Returns, or make or change any accounting methods or Tax elections (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3, any election under Section 338 of the Code or, except as otherwise provided in paragraph 4.6 of this Schedule 6, any Closing of the Books Election), which election or change would be effective on or prior to the day following the Completion Date, without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed, in each case with respect to the Company or any Subsidiary and relating to a Pre-Closing Tax Period.

4.4.2

Purchaser and Seller shall reasonably cooperate to apply to provisions of Section 951(a)(2) of the Code such that, to the maximum extent permitted by Law, the amount of any income required to be included by Seller or any of its Affiliates under Section 951(a) or Section 951A of the Code with respect to the taxable year of Completion corresponds as closely as possible to income arising (i) in connection with or as a consequence of an Event which occurred on or before Completion; and (ii) in respect of or with reference to any Income, Profits or Gains which were earned, accrued or received on or before Completion. The Purchaser covenants to pay to the Seller an amount equal to, and the Purchaser shall indemnify, defend and hold Seller and its Affiliates harmless with respect to, any Taxes relating to income not arising under clauses (i) or (ii), assuming that any such income is subject to Tax at an effective blended rate equal to 25.13 percent.

4.5

Notwithstanding anything to the contrary in this agreement, neither Seller nor any of its Affiliates shall be required to disclose to Purchaser or any of its Affiliates any Tax Return of Seller or an Affiliate thereof (other than a Group Company) or any Tax Return that is filed on a combined, consolidated or unitary basis with Seller or an Affiliate thereof (other than a Tax Return of a group that consists solely of Group Companies), or any related work papers, except, in each case, for materials or portions thereof that relate solely to a Group Company, nor shall Purchaser or any of its Affiliates have any right to inspect, review, comment on or approve any such Tax Return or to control or participate in any Tax proceeding or other proceeding related thereto, and all rights with respect to each such Tax Return shall remain solely with Seller and its Affiliates.

4.6	Certain U.S. Federal Income Tax Elections; Purchase Price Allocation.

4.6.1

As soon as reasonably practicable following Completion, and in any event within ninety (90) days after the Completion Balance Sheet is finalised in accordance with Schedule 8, the Seller shall prepare and deliver to the Purchaser a draft allocation of the Final Consideration (together with any liabilities properly taken into account as consideration for applicable Tax purposes) among the assets of the Company in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (the Draft Allocation Statement). The Seller and the Purchaser shall act in good faith to agree on the Draft Allocation Statement. If the Purchaser objects to the Draft Allocation Statement, it shall notify the Seller in writing, setting out in reasonable detail the matters in dispute, within twenty (20) Business Days after receipt of the Draft Allocation Statement. If no such notice is given within that period, the Draft Allocation Statement shall be final and binding on the parties for all purposes of this agreement. If such notice is given, the Seller and the Purchaser shall seek to resolve the matters in dispute in good faith and, if they fail to do so within twenty (20) Business Days after service of the Purchaser’s notice, the matters remaining in dispute shall be referred to the Independent Accountants for determination, mutatis mutandis, in accordance with Schedule 4. The allocation as agreed between the Seller and the Purchaser or, failing agreement, as determined by the Independent Accountants, shall be the final allocation statement (the Final Allocation Statement). The Seller and the Purchaser shall, and shall procure that each relevant member of the Seller’s Group and the Purchaser’s Group shall, prepare and file all Tax Returns on a basis consistent with the Final Allocation Statement and shall not take any position inconsistent with the Final Allocation Statement in any Tax Return, Tax audit, Tax enquiry, Tax claim or other proceeding with any Tax Authority, except to the extent required following a “determination” within the meaning of Section 1313(a) of the Code. If any adjustment is required to the Final Consideration pursuant to this agreement after the Final Allocation Statement has been agreed or determined, the Seller shall prepare a revised allocation statement reflecting such adjustment in a manner consistent with the principles used in preparing the Final Allocation Statement and shall deliver it to the Purchaser as soon as reasonably practicable. The provisions of this clause shall apply to such revised allocation statement as if it were the Draft Allocation Statement. Each party shall provide the other with such co-operation and information as may be reasonably requested in connection with the preparation, agreement and implementation of the Draft Allocation Statement, the Final Allocation Statement and any revised allocation statement under this clause.

4.6.2

In the case of any Group Company that is a “controlled foreign corporation” within the meaning of Section 957 of the Code, solely upon the written request of Seller and solely to the extent so requested by Seller, Purchaser and Seller shall, and shall cause their respective Affiliates to, timely make or cooperate in the making of an election under Treasury Regulations Section 1.245A-5(e)(3)(i) or any successor provisions to close the taxable year for U.S. federal tax purposes (and any corresponding provisions of state or local law) as of the end of the Completion Date (the Closing of the Books Election), to the extent the Closing of the Books Election is available with respect to such Group Company under applicable Law, and shall take all actions necessary and appropriate (including timely filing such forms, returns, elections, schedules and other documents as may be required) to effect and preserve the Closing of the Books Election in accordance with the provisions of Treasury Regulations Section 1.245A-5(e)(3)(i) or any successor provisions. Upon the written request of Seller and solely to the extent so requested by Seller, the parties shall execute a binding agreement under Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2) with respect to a Group Company that is a “controlled foreign corporation” within the meaning of Section 957 of the Code.

4.6.3

Seller and Purchaser shall and shall cause their Affiliates to (i) timely file IRS Form 8594 and all other Tax Returns in a manner consistent with any Closing of the Books Elections, and the Final Allocation Schedule, and (ii) take no position contrary thereto on any applicable Tax Return or in any Tax Proceeding or otherwise, in each case, except to the extent required to do otherwise pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law). In the event that any Closing of the Books Election or the Final Allocation Schedule is disputed by any Tax Authority, the party receiving notice of the dispute shall promptly notify the other party of the dispute.

4.7

Purchaser shall notify Seller within ten (10) days after the receipt by Purchaser (or any of its Affiliates), as applicable, of notice of any Tax Proceeding, which notice shall describe the asserted Tax Proceeding in reasonable detail and shall include copies of any notices and other documents received from any Tax Authority in respect thereof, if any. The Seller shall be entitled to control and defend any Tax Proceeding; provided, however, that, if Purchaser could reasonably be expected to be adversely affected by the resolution of any such Tax Proceeding, then such Seller shall: (a) keep Purchaser reasonably informed of the developments and status of such Tax Proceeding, and (b) provide any material written submissions made with respect to such Tax Proceeding to Purchaser in advance of submission.

4.8

Any amount required to be paid by Seller to Purchaser under paragraph 2(a)(iii) shall be payable solely by deduction from the Deferred Consideration payable by the Purchaser to the Seller pursuant to clause 27.4 on the final Deferred Consideration Date, provided always that the aggregate of the amounts deducted on such Deferred Consideration Date shall not exceed such amount payable.

4.9	The covenants contained in this paragraph 4 shall survive until 90 days after the expiration of the applicable statute of limitations (including any valid extensions thereof).

This agreement has been entered into by the parties on the date first written above.

Signed by	)	/s/John Frederick
GK HOLDINGS, INC.	)	…………………………………..
John Frederick

[Sale and Purchase Agreement –

Signature Page]

Signed by	)	/s/Vsevolod Kozinsky
for EHJOB GP LLC	)	…………………………………..
Vsevolod Kozinsky, Authorized Signatory

[Sale and Purchase Agreement –

Signature Page]